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                                                                       EXHIBIT 1

C L I F F O R D             SOCIETE D'EXERCICE LIBERAL D'AVOCATS A FORME ANONYME
C H A N C E
                                                                  EXECUTION COPY



                                       AXA
                                   as Borrower

                      BANK OF AMERICA INTERNATIONAL LIMITED
                               CHASE MANHATTAN PLC
                              SG INVESTMENT BANKING
                                       and
                                UBS WARBURG LTD.
                                  as Arrangers

                                SOCIETE GENERALE
                                    as Agent

                                       and

                                    THE BANKS



          ------------------------------------------------------------


                     MULTICURRENCY TERM AND REVOLVING CREDIT
                              FACILITIES AGREEMENT
                                14 December 2000
           US$ 5,000,000,000 or its equivalent in Optional Currencies

          ------------------------------------------------------------


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                                    CONTENTS
CLAUSE                                                               PAGE


1.   Definitions and Interpretation...................................1

2.   The Facilities..................................................14

3.   Drawdown of the Term Facility...................................17

4.   Multicurrency Option for Term Advances..........................18

5.   Interest Periods for Term Advances..............................21

6.   Drawdown of the Revolving Facility..............................22

7.   Multicurrency Option for Revolving Advances.....................24

8.   Interest Periods for Revolving Advances.........................24

9.   Interest Rates..................................................25

10.  Payment of Interest.............................................26

11.  Scheduled and other Repayments..................................27

12.  Taxes...........................................................30

13.  Changes in Circumstances........................................31

14.  General Provisions..............................................32

15.  Borrower's Representations......................................33

16.  Borrower's Undertakings.........................................36

17.  Financial Covenants.............................................39

18.  Events of Default and Special Early Termination Events..........40

19.  Default Interest................................................43

20.  Indemnity.......................................................44

21.  Payment.........................................................45

22.  Sharing.........................................................47

23.  Commitment Commission and Fees..................................48

24.  Costs and Expenses..............................................49

25.  The Agent, the Arrangers and the Banks..........................50

26.  Assignments and Transfers.......................................54

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27.  Miscellaneous...................................................55

28.  Calculations and Evidence of Debt...............................56

29.  Recourse........................................................56

30.  Severability....................................................56

31.  Notices.........................................................57

32.  Amendments......................................................58

33.  TAUX EFFECTIF GLOBAL............................................59

34.  Schedules.......................................................59

35.  Applicable Law..................................................59

36.  Jurisdiction....................................................59

SCHEDULE 4       Conditions Precedent................................66


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THIS AGREEMENT is

BETWEEN

(1) AXA, SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE incorporated under French law with a registered capital of euro 3,616,452,908.25 whose registered office is at 25, avenue Matignon, 75008 Paris and which is registered at the Paris Companies Registry under company number 572 093 920 (the "BORROWER");

(2)   The banks and other financial institutions whose names are set out in
      Schedule 1 (together the "ORIGINAL BANKS" and each an "ORIGINAL BANK");

(3) BANK OF AMERICA INTERNATIONAL LIMITED, CHASE MANHATTAN PLC, SG INVESTMENT BANKING and UBS WARBURG LTD. (together the "ARRANGERS" and each an "ARRANGER"); and

(4)   SOCIETE GENERALE, as agent for the Banks (the "AGENT").



WHEREAS

(A) The Borrower (i) intends to acquire the Tender Offer Shares and (ii) may also acquire all shares in AXA Financial Inc. held by AXA Equity & Law Assurance Society.

(B) The Banks have agreed to make available to the Borrower term and revolving credit facilities of up to US$ 5,000,000,000 (or its equivalent in Optional Currencies) under the terms and subject to the conditions set out herein in order to enable the Borrower to finance or refinance, directly or indirectly, the acquisition of the shares referred to in (A) including any costs associated therewith.



IT HAS BEEN AGREED FOLLOWS:

1.    DEFINITIONS AND INTERPRETATION

1.1   DEFINITIONS

      In this Agreement and the recitals above, unless otherwise defined:

      "ADVANCE" means a Revolving Advance or a Term Advance.

      "AGENT'S RATE OF EXCHANGE" means the agent's rate of exchange for the purchase of the relevant currency with dollars in the Paris foreign exchange market at or about 10.00 a.m. on a particular day for delivery three Business Days after that date.

      "APPLICABLE REVOLVING MARGIN" means 0.275 per cent per annum.

      "APPLICABLE TERM MARGIN" means (a) 0.275 per cent per annum until and including the date falling 12 months after the Closing Date for the Tender Offer, (b) 0.325 per cent per annum for the period from the end of the period mentioned in (a) until and including the

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      date falling 24 months after the Closing Date for the Tender Offer and (c) 0.35 per cent per annum for the period from the end of the period mentioned in (b) until the Term Loan Termination Date.

      "AVAILABILITY PERIOD" means:

      (a) in relation to the Term Facility, the period from and including the date hereof to and including the earlier of (a) 30 June 2001 or (b) the first Business Day on which the Available Term Commitment of each of the Banks is zero; and

      (b) in relation to the Revolving Facility, the period from and including the date hereof to and including the earlier of (a) the date falling one month prior to the Revolving Loan Termination Date or (b) the first Business Day on which the Revolving Commitment of each of the Banks is zero.

      "AVAILABLE COMMITMENT" means, in relation to a Bank at any time, the aggregate of its Available Term Commitment and Available Revolving Commitment.

      "AVAILABLE REVOLVING COMMITMENT" means, in relation to a Bank at any time and save as otherwise provided herein, its Revolving Commitment at such time less the aggregate Dollar Amount of its Participation in the Revolving Advances which are then outstanding.

      "AVAILABLE REVOLVING FACILITY" means, at any time, the aggregate amount of the Available Revolving Commitments adjusted, in the case of any proposed Revolving Advance so as to take into account any reduction in the Revolving Commitment of a Bank on or before the proposed Drawdown Date.

      "AVAILABLE TERM COMMITMENT" means, in relation to a Bank at any time and save as otherwise provided herein, its Term Commitment at such time less the aggregate Dollar Amount of its Participation in the Term Advances which are then outstanding.

      "AVAILABLE TERM FACILITY" means, at any time, the aggregate amount of the Available Term Commitments adjusted, in the case of any proposed Term Advance, so as to take into account any reduction in the Term Commitment of a Bank on or before the proposed Drawdown Date.

      "AXA FINANCIAL" means AXA Financial Inc., a Delaware corporation, whose registered office is at 1290, Avenue of the Americas, New York, NY 10104.

      "AXA MERGER CORP." means AXA Merger Corp., a wholly owned subsidiary of the Borrower, incorporated under the laws of the State of Delaware.

      "AXA NET WORTH" means the sum of (a) total shareholder's equity (including: ordinary shares, capital in excess of nominal value and retained earning and reserves), (b) net income, (c) instruments junior to subordinated debt (if any) and (d) subordinated debt, as each such item is described in the most recent annual statutory non-consolidated financial statements of the Borrower (contained in the most recent annual consolidated financial statements of the Borrower). For the avoidance of doubt, AXA Net Worth with respect to the Original Financial Statements is EUR 18.4 billion.

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      "BANK" means:

      (a)   the Original Banks; or

      (b) any financial institution to which rights and/or obligations are transferred, in accordance with the provisions of Clause 26.2 (TRANSFERS BY THE BANKS).

      "BUSINESS DAY" means a day (other than a Saturday or Sunday) on which banks generally are open for business in Paris and London and:

      (a) (in relation to a date for the payment or purchase of a currency other than euro) is a day on which banks are generally open for business in the principal financial centre of the country of that currency; or

      (b) (in relation to any date for payment or purchase of euro) is a TARGET Day.

      "CLOSING DATE FOR THE TENDER OFFER" means the date on which the Borrower has accepted for exchange all of the Tendered Shares properly tendered and not withdrawn pursuant to the Tender Offer, as evidenced by a certificate duly signed by an authorised officer of the Borrower.

      "COMMITMENT" means, in relation to a Bank, the aggregate of its Term Commitment and its Revolving Commitment.

      "COMPLIANCE CERTIFICATE" means a certificate substantially in the form set out in Schedule 5 (FORM OF COMPLIANCE CERTIFICATE).

      "CONFIDENTIALITY UNDERTAKING" means a confidentiality undertaking in the form of the Loan Market Association standard confidentiality undertaking from time to time or in such other form as may be reasonably acceptable to the Borrower.

      "DOLLAR AMOUNT" means, subject to adjustments in accordance with Clause
      4.3 (AMOUNT OF TERM ADVANCES) or Clause 4.5 (CURRENCY CHANGE):

      (a) in relation to an Advance, its Original Dollar Amount as reduced by any repayment, for which purpose when an Advance denominated in an Optional Currency is repaid in part, its Dollar Amount shall be reduced in the proportion that the amount of the repayment bears to the amount of the Advance immediately before the repayment; and

      (b) in relation to the Loan, the aggregate of the Dollar Amounts as defined in (a) of the outstanding Advances.

      "DOLLAR EQUIVALENT" means in relation to a Term Advance at a particular date (i) its Dollar Amount if it is then denominated in dollars and (ii) if it is denominated in an Optional Currency its dollar equivalent, calculated at the Agent's Rate of Exchange on the third Business Day preceding that date for the purchase of dollars with such Optional Currency.

      "DRAWDOWN DATE" means the date upon which any Advance is made available or is to be made available in accordance with a Notice of Drawdown.

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      "ELIGIBLE BANK" means any Bank which satisfies the conditions required by
      French law, including any applicable treaty for the avoidance of double taxation, in order for interest payments made by the Borrower to the Agent for the account of such Bank's Facility Office not to be subject to (or, as the case may be, to be exempt from) any withholding or deduction.

      "EMU" means Economic and Monetary Union as contemplated in the Treaty on European Union.

      "EMU LEGISLATION" means legislative measures of the European Council for the introduction of the euro.

      "EURIBOR" means, in relation to any amount owed by the Borrower hereunder in euros on which interest for a given period is to accrue, the percentage rate per annum equal to the offered quotation which appears on the page of the Telerate screen which displays an average rate of the Banking Federation of the European Union for euro (being currently page 248) for such period at or about 11:00 am (Brussels time) on the Rate Determination Date for such period, or if such page or such service is not or shall cease to be available or relevant, such other page or such other service for the purpose of displaying an average rate of the Banking Federation of the European Union for euro as the Agent, after consultation with the Banks and the Borrower, shall reasonably select.

      "EVENT OF DEFAULT" means any circumstance described as such in Clause 18.1 (EVENTS OF DEFAULT).

      "EXISTING AMOUNT" means, in relation to any Term Advance and any two successive Interest Periods relating thereto, the amount of such Term Advance at the beginning of the last day of the first of those Interest Periods less any part thereof falling to be repaid on such day.

      "FACILITIES" means the Term Facility and the Revolving Facility and a "FACILITY" shall mean any one of them.

      "FACILITY OFFICE" means:

      (a) in the case of each Bank which has signed this Agreement, the office specified under its signature;

      (b) in the case of a financial institution which has subsequently become a Bank, the office specified in the relevant Transfer Agreement; or

      (c) such other office as any Bank may from time to time select by notice to the Agent.

      "FEE LETTERS" means (i) the letter dated 18 October 2000 addressed to the Borrower by the Arrangers and countersigned by the Borrower on 18 October 2000 and (ii) the letter dated 14 December 2000 addressed to the Borrower by the Agent and countersigned by the Borrower on 14 December 2000 as referred to in Clause 23.4 (AGENCY FEE).

      "FINANCE PARTIES" means the Agent, the Arrangers and the Banks.

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      "FINAXA" means FINAXA, a SOCIETE ANONYME incorporated under French law, whose registered office is at 23, avenue Matignon, 75008 Paris and which is registered at the Paris Companies Registry under Company number 302 995 998.

      "FORM F-4 REGISTRATION STATEMENT" means the Form F-4 Registration Statement filed by the Borrower under the U.S. Securities Act of 1933 with the SEC on 21 November 2000.

      "FUNDING COSTS" means, in the case of a Bank or the Agent, the rate per annum which represents the actual cost to such Bank or the Agent of funding for a given period its participation in any sum outstanding hereunder such costs to be duly justified by reference to the then current rates in the relevant market.

      "GROUP" means the Borrower and its Subsidiaries from time to time.

      "INFORMATION MEMORANDUM" means the document dated November 2000 concerning the Borrower and AXA Financial which, at the request of the Borrower and on its behalf, was prepared by the Arrangers in relation to this transaction, approved by the Borrower and distributed by the Arrangers in connection with the syndication of the Facilities before the date of this Agreement.

      "INSTRUCTING GROUP" means:

      (a) if no Advance has been made, a Bank or Banks whose Commitments amount (or, if the Total Commitments are then zero, immediately prior to their reduction to zero, amounted) in aggregate to more than sixty-six and two thirds per cent. of the Total Commitments;

      (b) or, if an Advance has been made, a Bank or Banks to whom in aggregate more than sixty-six and two thirds per cent. of the Dollar Amount of the Loan is (or, immediately prior to its repayment, was then) owed.

      "INTEREST DIFFERENTIAL" means for any period (the "CALCULATION PERIOD") the difference between:

      (a) the amount of interest which would have accrued on such sum during such calculation period in accordance with the provisions of this Agreement; and

      (b) the amount of interest which would have accrued on such sum at the Reference Rate for the period beginning on the third Business Day of the calculation period and ending on the last day of the calculation period, and an Interest Differential is "positive" if (a) is greater than (b).

      "INTEREST PERIOD" means any period in relation to which a Reference Rate is or is to be determined pursuant to the provisions of Clause 5 (INTEREST PERIODS FOR TERM ADVANCES), Clause 8 (INTEREST PERIODS FOR REVOLVING ADVANCES), Clause 9.3 (MARKET DISRUPTION) or a default rate is or is to be determined pursuant to the provisions of Clause 19.1 (DETERMINATION OF THE RATE OF DEFAULT INTEREST).

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      "LIBOR" means, in relation to any amount owed by the Borrower hereunder on which interest for a given period is to accrue (other than in euros), the percentage rate per annum equal to the offered quotation which appears on the page of the Telerate Screen which displays an average British Bankers Association Interest Settlement Rate for the currency of the relevant amount (being currently "3740" or, as the case may be, "3750") for such period at or about 11.00 a.m. (London time) on the Rate Determination Date for such period or, if such page or such service shall cease to be available, such other page or such other service for the purpose of displaying an average British Bankers Association Interest Settlement Rate for such currency as the Agent, after consultation with the Banks and the Borrower, shall reasonably select.

      "LOAN" means, at any time, the aggregate principal amount of the Term Loan and the Revolving Loan.

      "LOAN PERIOD" means the period commencing on the date hereof and ending on the first date upon which the Total Commitments have been reduced to zero and the Borrower has no outstanding payment obligations (actual or contingent) to the Banks hereunder.

      "MANDATORY COSTS RATE" means, in relation to each Advance the rate determined in accordance with Schedule 6 (MANDATORY COSTS).

      "MARGIN" means the Applicable Term Margin, or as the context may require, the Applicable Revolving Margin.

      "MARGIN STOCK" has the meaning assigned to that term in Regulation U of the Regulations.

      "MATERIAL ADVERSE CHANGE" means any event or circumstance relating to the assets or financial condition of the Group taken as a whole which has a Material Adverse Effect on the Borrower.

      "MATERIAL ADVERSE EFFECT" means any effect which, in the reasonable opinion of an Instructing Group, is expected to be materially adverse to the ability of the Borrower to comply with any of its payment obligations under this Agreement.

      "MATERIAL SUBSIDIARY" means:

      (a) any Subsidiary of the Borrower engaged in insurance business and regulated as such whose contribution to the consolidated premium or consolidated gross technical reserves, respectively, of the Borrower represents 5% or more of the consolidated gross premium issued or consolidated gross technical reserves of the Group for the immediately preceding financial year for which consolidated accounts were prepared (as such items are described in the most recent annual consolidated statutory financial statements of the Borrower); or

      (b) any Subsidiary of the Borrower engaged in asset management and regulated as such which has assets under management of more than 30 per cent. of the aggregate assets under management of the Group determined on the basis of the most recent annual consolidated statutory financial statements of the Borrower; or

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      (c)   any Subsidiary of the Borrower engaged in banking and regulated as such whose total assets exceed 4 per cent. of the consolidated gross assets of the Group for the immediately preceding financial year for which consolidated accounts were prepared (as such items are described in the most recent annual consolidated statutory financial statements of the Borrower) but excluding Donaldson Lufkin & Jenrette and Banque Worms, and their respective successors and controlled affiliates.

      "MERGER" has the meaning given in the definition of the "Offer Documents".

      "MERGER AGREEMENT" has the meaning given in the definition of the "Offer Documents".

      "MERGER CONSIDERATION" has the meaning given in the definition of the "Offer Documents".

      "NATIONAL CURRENCY UNIT" means the unit of currency (other than an euro unit) of a Participating Member State or a Subsequent Participant.

      "NEW AMOUNT" means, in relation to any Term Advance and any two successive Interest Periods relating thereto, the amount of such Term Advance at the beginning of the second of those Interest Periods as determined in accordance with Clause 4.3 (AMOUNTS OF TERM ADVANCES).

      "NOTICE OF DRAWDOWN" means a notice of Drawdown in the form set out in
      Schedule 3 (FORM OF NOTICE OF DRAWDOWN) delivered by the Borrower to the Agent in accordance with the provisions of Clause 3.1 (DRAWDOWN CONDITIONS FOR TERM ADVANCES) and Clause 6.1 (DRAWDOWN CONDITIONS FOR REVOLVING ADVANCES) (as the case may be).

      "OFFER DOCUMENTS" means (a) the documents distributed to shareholders of AXA Financial in connection with the offer of the Borrower (the "TENDER OFFER") to acquire all of the outstanding shares of common stock of AXA Financial (other than shares owned by the Borrower and its Subsidiaries or shares held in treasury by AXA Financial) (the "TENDER OFFER SHARES") substantially on the terms and conditions set forth in the Form F-4 Registration Statement filed by the Borrower under the U.S. Securities Act of 1933 in connection with the Tender Offer (the "TENDER OFFER DOCUMENTS"), and (b) the agreement and plan of merger between the Borrower, AXA Merger Corp. and AXA Financial (the "MERGER AGREEMENT") pursuant to which AXA Merger Corp. will be merged into AXA Financial (which will be the surviving entity) and all shares of AXA Financial being owned by public shareholders, not tendered, will be converted into an entitlement to receive the merger consideration (the "MERGER CONSIDERATION) specified in the Merger Agreement (the "MERGER").

      "OPTIONAL CURRENCY" means:

      (a)   euro, Swiss francs and sterling; or

      (b)   any other currency (except dollars or euro or a National Currency
            Unit) which is freely transferable and freely convertible into dollars, which is available to banks in the London Interbank Market and which has been previously approved

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            in writing by the Agent (acting on the instructions of all the
            Banks) as an optional currency for the purpose of any Advance during a particular Interest Period at least three Business Days prior to the first day of that Interest Period for such Advance.

      "ORIGINAL DOLLAR AMOUNT" means:

      (a)   in relation to a Term Advance:

            (i) where such Term Advance came into existence as a result of a drawing under the Term Facility the amount specified as such in the Notice of Drawdown relating thereto, as the same may be reduced pursuant to Clause 3.4 (REDUCTION OF AVAILABLE COMMITMENT);

            (ii) where such Term Advance came into existence upon the
                 consolidation of two or more Term Advances in accordance with CLAUSE 5.3 (CONSOLIDATION OF ADVANCES), the aggregate of the Dollar Amounts of the Term Advances so consolidated; and

           (iii) where such Term Advance came into existence upon the division of a Term Advance, the amount specified as such by the Borrower pursuant to Clause 5.4 (DIVISION OF ADVANCES); and

      (b) in relation to a Revolving Advance the amount specified as such in the Notice of Drawdown relating thereto, as the same may be reduced pursuant to Clause 6.4 (REDUCTION OF AVAILABLE REVOLVING COMMITMENT).

      "ORIGINAL FINANCIAL STATEMENTS" means in relation to the Borrower, its audited consolidated financial statements for its financial year ended 31 December 1999.

      "PARTICIPATING MEMBER STATE" means any member state which adopted the euro as its lawful currency as at 1 January 1999.

      "PARTICIPATION" means in relation to a Bank at any time the portion of an Advance or of the Loan which the Borrower owes that Bank (or, in the case of an undrawn Advance, if made, would be owed).

      "PARTIES" means the Finance Parties and the Borrower.

      "POTENTIAL EVENT OF DEFAULT" means any event which, with the giving of notice or the lapse of any period of time, in each case under this Agreement, would constitute an Event of Default.

      "POTENTIAL SPECIAL EARLY TERMINATION EVENT" means any event which, with the giving of notice or the lapse of any period of time, in each case under this Agreement, would constitute a Special Early Termination Event.

      "PROPORTIONATE AMOUNT" means, in relation to a Bank:

      (a) whilst no Advances are outstanding, the proportion borne by its Commitment to the Total Commitments (or, if the Total Commitments are then zero, by its

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            Commitment to the Total Commitments immediately prior to their reduction to zero); or

      (b) whilst at least one Advance is outstanding, the proportion borne by its Participation in the Dollar Amount of the Loan to the total Dollar Amount of the Loan.

      "RATE DETERMINATION BUSINESS DAY" means (i) in the case of LIBOR a day (other than a Saturday or Sunday) on which banks generally are open for business in London and (ii) in the case of EURIBOR a Target Day.

      "RATE DETERMINATION DATE" means, in relation to any period for which an interest rate is to be determined hereunder the day which is two Rate Determination Business Days before the first day of that period or, if the interest rate is to be determined with reference to an amount in sterling, the day which is the first day of that period.

      "REFERENCE BANKS" means, in relation to LIBOR, Citibank, N.A., London branch and the principal London offices of UBS AG, Societe Generale and Sumitomo Bank and, in relation to EURIBOR, Citibank, N.A., London branch and the principal Paris offices of UBS AG, Societe Generale and Sumitomo Bank or such other bank or banks as may from time to time be agreed between the Borrower and the Agent acting on the instructions of an Instructing Group.

      "REFERENCE RATE" means, in relation to an amount and any Interest Period or any other period in relation to which such term is used, either EURIBOR or, in the event that the amount is denominated in dollars or an Optional Currency (other than euro), LIBOR.

      "REGULATED HOLDING COMPANY" means, in respect of any Bank, any person which is a holding company of that Bank and is regulated as a bank or other financial institution.

      "REGULATIONS" means any regulations of the Board of Governors of the Federal Reserve System of the United States from time to time in force.

      "REPEATED REPRESENTATIONS" means each of the representations set out in Clause 15.1.1 to 15.1.9 (inclusive), 15.1.12, 15.1.14 to 15.1.17.

      "REVOLVING ADVANCE" means an advance made or to be made by the Banks under the Revolving Facility.

      "REVOLVING COMMITMENT" means in relation to a Bank and save as otherwise provided herein, (a) the amount set opposite its name under the heading "Revolving Commitment" in Schedule 1 (LIST AND COMMITMENTS OF THE BANKS) to the extent not cancelled, reduced or transferred under this Agreement; and (b) in the case of a financial institution which has subsequently become a Bank pursuant to a Transfer Agreement, the amount in $ specified in the Transfer Agreement to be its Revolving Commitment to the extent not cancelled, reduced or transferred under this Agreement.

      "REVOLVING FACILITY" means the multicurrency revolving credit facility granted in this Agreement in the maximum Dollar Amount of $ 2,250,000,000.

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      "REVOLVING LOAN" means, at any time, the aggregate principal amount of the outstanding Revolving Advances.

      "REVOLVING LOAN TERMINATION DATE" means the earlier of (a) 364 days from the Closing Date for the Tender Offer or (b) 30 December 2001.

      "SEC" means the United States Securities and Exchange Commission.

      "SECURITY" means any:

      (a) HYPOTHEQUE, NANTISSEMENT, PRIVILEGE, GAGE-ESPECES, any SURETE REELLE or DROIT DE RETENTION;

      (b) mortgage, pledge, lien, charge, assignment by way of security or for the purpose of providing security, hypothecation, right in security, security interest or (to the extent applicable) trust arrangement for the purpose of providing security; and

      (c) other security agreement or other arrangement having the effect of providing security.

      "SPECIAL EARLY TERMINATION EVENT" means any of the circumstances described as such in Clause 18.3.1.

      "SUBSEQUENT PARTICIPANT" means a member state that adopts the euro as its lawful currency after the date hereof.

      "SUBSTITUTION ADVANCE" means an Advance made or to be made on the same day that an earlier Advance (the "MATURING ADVANCE") is due to be repaid, in the same currency as the Maturing Advance (unless it is to be made in a different currency by application of Clause 4.2 (CONDITIONS FOR DENOMINATING A TERM ADVANCE IN AN OPTIONAL CURRENCY) or Clause 7.2 (CONDITIONS FOR DENOMINATING A REVOLVING ADVANCE IN AN OPTIONAL CURRENCY) (as the case may be)), the Dollar Amount of which does not exceed that of the Maturing Advance.

      "TARGET" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

      "TARGET DAY" means any day on which TARGET is open for the settlement of payments in euro.

      "TENDER OFFER" has the meaning given in the definition of the "Offer Documents".

      "TENDER OFFER DOCUMENTS" has the meaning given in the definition of the "Offer Documents".

      "TENDER OFFER SHARES" has the meaning given in the definition of the "Offer Documents".

      "TENDERED SHARES" means the shares in AXA Financial which have been tendered in accordance with the Tender Offer.

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      "TERM ADVANCE" means an advance made or to be made by the Banks under the
      Term Facility.

      "TERM COMMITMENT" means, in relation to a Bank and save as otherwise provided herein:

      (a) the amount set opposite its name under the heading "Term Commitment" in Schedule 1 (LIST AND COMMITMENTS OF THE BANKS) to the extent not cancelled, reduced or transferred under this Agreement; and

      (b) in the case of a financial institution which has subsequently become a Bank pursuant to a Transfer Agreement, the amount in $ specified in the Transfer Agreement to be its Term Commitment to the extent not cancelled, reduced or transferred under this Agreement.

      "TERM FACILITY" means the multicurrency term loan facility granted to the Borrower in this Agreement in the maximum Dollar Amount of $2,750,000,000.

      "TERM LOAN" means, at any time, the aggregate principal amount of the outstanding Term Advances.

      "TERM LOAN TERMINATION DATE" means the earlier of (a) 36 months from the Closing Date for the Tender Offer or (b) 30 December 2003.

      "TRANSFER AGREEMENT" means an agreement substantially in the form set out in Schedule 2 (TRANSFER AGREEMENT) duly executed on behalf of the parties thereto in accordance with Clause 26 (ASSIGNMENTS AND Transfers).

      "TOTAL COMMITMENTS" means, at any time, the aggregate of the Banks' Commitments.

      "TREATY ON EUROPEAN UNION" means the Treaty of Rome of 25 March 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993).

      "UNITED STATES" and "U.S." means the United States of America (including the District of Columbia), its territories, possessions and other areas subject to the jurisdiction of the United States of America

      "UNPAID AMOUNT" means any amount owed by the Borrower hereunder which is not paid when due, or if payable on demand, remains unpaid at the end of the time stipulated in the payment demand addressed to the Borrower.

1.2   INTERPRETATION

      1.2.1       Any reference in this Agreement to:

            an "AFFILIATE" of a company shall be construed as a reference to another company which is a subsidiary or holding company, or a subsidiary of a holding company of that first-mentioned company;

            a document being in an "AGREED FORM" means that document in the form initialled by or on behalf of the Borrower and the Agent;

            "FINANCIAL INDEBTEDNESS" includes any indebtedness (whether actual or contingent) for or in respect of:

            (i)   borrowed moneys;

            (ii)  any debenture, bond, note, loan stock or other security;

            (iii) any acceptance or documentary credit;

            (iv) the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession by the party liable where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset;

            (v) any lease (including, without limitation, capital leases) entered into primarily as a method of raising finance or financing the acquisition of the asset leased;

            (vi) any indebtedness for money owing in respect of any interest swap, or currency swap or other derivative instrument, such indebtedness to be measured on a mark-to-market basis at the relevant time and to include, with respect to any particular counterparty, application of the relevant ISDA or AFB netting procedures; or

            (vii) any indebtedness (actual or contingent) under a guarantee, security or other commitment designed to protect any creditor against loss in respect of any financial indebtedness of any third party.

            a "HOLDING COMPANY" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary.

            "LAW" includes any law, decree, regulation and any other binding act of any State or of the European Community.

            a "MEMBER STATE" shall be construed as a reference to a member state of the European Union.

            a "MONTH" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month (the "NORMAL EXPIRY DATE") or, if there is no numerically corresponding day in that next succeeding calendar month, the last Business Day in that next succeeding calendar month. If the normal expiry date is not a Business Day, the period shall end on the next succeeding Business Day, unless it would in consequence end in the next calendar month in which event it shall end on the immediately preceding Business Day.

            "PAYMENTS" to be made or received by any party (subject to contrary indication), are references to payments which such Party is to make or receive pursuant to the terms of this Agreement;

            "RIGHTS" or "OBLIGATIONS" of any Party refer, subject to contrary indication, to the rights or obligations of the said Party under this Agreement;

            a "SCHEDULE", "CLAUSE" or "PARAGRAPH" refers (subject to any contrary indication), respectively, to a Schedule to or clause of this Agreement, or a paragraph of any clause of this Agreement;

            a "SUBSIDIARY" of the Borrower shall be construed as a reference to any company whose accounts are consolidated with those of the Borrower by the full consolidation method (INTEGRATION GLOBALE) in accordance with the principles and methods of consolidation applied by the Borrower from time to time;

            a "SUBSIDIARY" of any company or corporation other than the Borrower shall be construed as a reference to any company or corporation:

            (a) which is controlled, directly or indirectly, by the first-mentioned company or corporation;

            (b) more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

            (c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation,

            and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body;

            "TAX" includes:

            (a) any tax, levy, impost, duty or other charge of a similar nature; and

            (b) any fine, penalty or interest due as a result of the non-payment or of the late payment of any sum referred to in paragraph (a).

      1.2.2       TIME

                  Subject to contrary indication, references to a time of day shall be to Paris time.

      1.2.3       AGREEMENT

                  References to an agreement (including this Agreement) or any other document shall be construed as a reference to such agreement or document as amended, varied or supplemented.

      1.2.4       CURRENCY SYMBOLS AND DEFINITIONS

                  (a) "EURO" and "EUR" denote the single currency of the European Union as constituted by the Treaty on European Union and as referred to in EMU Legislation.

                  (b) "STERLING" and "(POUND)" denote lawful currency of the United Kingdom.

                  (c) "DOLLARS", "US$" and "$" denote the lawful currency of the United States of America.

                  (d) "SWISS FRANCS" and "CHF" denote the lawful currency of Switzerland.

2.    THE FACILITIES

2.1   GRANT OF THE FACILITIES

      2.1.1 The Banks grant to the Borrower, who accepts, upon the terms and subject to the conditions hereof, a multicurrency term loan facility in an aggregate amount of up to $ 2,750,000,000 (the "TERM FACILITY"); and

      2.1.2 the Banks grant to the Borrower, who accepts, upon the terms and subject to the conditions hereof a multicurrency revolving credit facility in an aggregate amount of up to $2,250,000,000 (THE "REVOLVING FACILITY").

2.2   PURPOSE AND APPLICATION OF THE FACILITIES

      2.2.1 The Borrower shall use the proceeds of Advances exclusively in or towards:

                  (a) financing or refinancing, directly or indirectly, the acquisition of the Tender Offer Shares (including any costs associated therewith); and

                  (b) financing or refinancing, directly or indirectly, the acquisition of the shares in AXA Financial currently held by AXA Equity & Law Assurance Society (including any costs associated therewith).

      2.2.2 The Finance Parties shall not be obliged to monitor or verify the use made by the Borrower of an Advance.

2.3   OBLIGATIONS OF THE BANKS SEVERAL

      The obligations of each Bank hereunder are several and therefore:

      2.3.1 no Bank shall be liable for the failure of any other Bank to perform its obligations; and

      2.3.2 the failure by any Bank to perform its obligations shall not affect in any way the obligations of the Borrower towards any other Bank, nor shall it release any of the other Banks from their obligations to the Borrower.

2.4   RIGHTS OF THE BANKS SEVERAL

      The rights of the Banks against the Borrower are several and, therefore:

      2.4.1 the debt arising in respect of any sum due from the Borrower to any Bank under this Agreement shall be a separate and independent debt; and

      2.4.2 subject to the other provisions of this Agreement, each Bank shall be entitled, independently of any other Bank, to take all measures which it believes desirable to preserve or enforce its rights.

2.5   VOLUNTARY CANCELLATION

      2.5.1 The Borrower may at any time, by giving to the Agent not less than five (5) Business Days' irrevocable prior written notice to that effect, cancel (without cost, premium or penalty) the whole or any part (being a minimum amount of $ 50,000,000 and an integral multiple of $ 10,000,000) (or the remainder of the Revolving Commitments, as the case may be) of the Available Revolving Facility. Any such cancellation shall reduce the Available Revolving Commitments of the Banks rateably and no amount so cancelled may be reinstated or redrawn.

      2.5.2 The Borrower may at any time until the end of the Availability Period for the Term Facility, by giving to the Agent not less than five (5) Business Days' irrevocable prior written notice to that effect, cancel (without cost, premium or penalty) the whole or any part (being a minimum amount of $ 50,000,000 and an integral multiple of $ 10,000,000) (or the remainder of the Term Commitments, as the case may be) of the Available Term Facility. Any such cancellation shall reduce the Available Term Commitments of the Banks rateably and no amount so cancelled may be reinstated or redrawn.

2.6   CONDITIONS PRECEDENT FOR ADVANCES

      2.6.1       CONDITIONS PRECEDENT FOR ADVANCES GENERALLY

                  The Borrower may not deliver and the Agent shall not be allowed to give effect to a Notice of Drawdown unless the Agent has received each of the documents listed in Schedule 4 (CONDITIONS PRECEDENT) in form and in substance reasonably satisfactory to the Agent.

      2.6.2       CONDITIONS PRECEDENT FOR ADVANCES TO FINANCE THE TENDER OFFER

                  The Borrower may not draw an Advance to finance the payment for Tendered Shares or costs associated with the Tender Offer, unless:

                  (a) the Form-F4 Registration Statement has been filed with the SEC and is effective and in full force;

                  (b)   the Agent has received a certificate in the form of
                        Schedule 7 from an Authorised Signatory of the Borrower confirming that:

                        (i) all the conditions precedent to the Tender Offer as set out in the Offer Documents have been satisfied or waived as permitted hereby;

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

                        (ii) the Borrower and AXA Merger Corp. have accepted the Tendered Shares for payment (or will accept them for payment within 3 Business Days of the time the relevant Advance is made);

                        (iii) immediately following acquisition of the Tendered
                              Shares, the Borrower and its subsidiaries including AXA Merger Corp. will have the right to vote (either directly or through the Voting Trust, as hereinafter defined) such percentage of the outstanding shares of AXA Financial as may be necessary to approve the Merger; and

                        (iv) upon such acquisition, the Borrower and AXA Merger Corp. will hold the Tendered Shares free and clear of all liens, encumbrances, options, rights and restrictions other than arising from the voting trust agreement dated as of 12 May 1992 by and among the Borrower and the voting trustees named therein, as amended by the first amendment agreement thereto dated as of 22 January 1999 (the "VOTING TRUST");

                  (c) the Agent has received a copy certified as being a true and complete copy by an Authorised Signatory of a resolution of the Borrower's Supervisory Board (CONSEIL DE SURVEILLANCE) authorising the Tender Offer;

                  (d) the Agent has received a copy certified as being a true and complete copy by an Authorised Signatory of a resolution of the Board of AXA Financial approving the Tender Offer and the Merger; and

                  (e)   the Agent has received copies of the Tender Offer
                        Documents.

      2.6.3       CONDITIONS PRECEDENT FOR ADVANCES TO FINANCE THE MERGER
                  CONSIDERATION

                  The Borrower may not draw an Advance to finance payment of the Merger Consideration or costs associated with the Merger, unless:

                  (a) the Merger has been approved by all required corporate actions; and there are no restrictions on the ability of AXA Merger Corp. to implement the Merger;

                  (b)   the Merger Agreement is in full force and effect;

                  (c) the Agent has received a copy certified as being a true and complete copy by an Authorised Signatory of a resolution of the Board of AXA Financial approving the Tender Offer and the Merger (unless otherwise received by the Agent pursuant to sub-clause 2.6.2. (d));

                  (d)   the Agent has received a copy of the Merger Agreement;
                        and

                  (e)   the Agent has received a certificate in the form of
                        Schedule 8 from an Authorised Signatory of the Borrower confirming that all conditions precedent to the Merger as set out in the Merger Agreement have been satisfied or waived as permitted hereby.

3.    DRAWDOWN OF THE TERM FACILITY

3.1   DRAWDOWN CONDITIONS FOR TERM ADVANCES

      A Term Advance will be made by the Banks to the Borrower if:

      3.1.1 by no later than 11.00 a.m. on the third Business Day before the proposed date for the making of such Term Advance or such shorter period as may be reasonably agreed by the Agent in consultation with the Banks, the Agent has received a completed Notice of Drawdown from the Borrower which specifies
                  (a) that the Advance requested is a Term Advance and (b) whether the Term Advance is drawn to finance (i) payment for the Tendered Shares and costs associated with the Tender Offer, (ii) payment of the Merger Consideration and costs associated with the Merger, or (iii) payment of the acquisition of the shares in AXA Financial currently held by AXA Equity and Law Assurance Society and costs associated therewith;

      3.1.2 the Drawdown Date is a Business Day within the Availability Period for the Term Facility;

      3.1.3 the proposed Original Dollar Amount of such Term Advance is (if less than the Available Term Facility) a minimum amount of $ 50,000,000 and an integral multiple of $ 10,000,000 or such other amount agreed between the Agent and the Borrower;

      3.1.4 there would not immediately after the making of such Term Advance, be more than 5 Term Advances outstanding;

      3.1.5 the interest rate applicable to such Term Advance during its first Interest Period would not fall to be determined pursuant to Clause 9.3 (MARKET DISRUPTION); and

      3.1.6 on the Drawdown Date (a) no Event of Default or Potential Event of Default and no Special Early Termination Event or Potential Special Early Termination Event is continuing or would result from the proposed Term Advance and (b) the Repeated Representations are true; and

      3.1.7 the Borrower has paid, in accordance with the terms of the Fee Letters, all fees which have then fallen due.

3.2   NOTICE OF DRAWDOWN IRREVOCABLE

      Delivery of a Notice of Drawdown shall oblige the Borrower to borrow the proposed Term Advance in the amount requested on the Drawdown Date.

3.3   EACH BANK'S PARTICIPATION IN TERM ADVANCES

      Subject to the provisions of Clause 3.4 (REDUCTION OF AVAILABLE TERM COMMITMENT) each Bank shall participate in each Term Advance through its Facility Office in the proportion borne by its Available Term Commitment to the Available Term Facility immediately prior to the making of that Term Advance.

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

3.4   REDUCTION OF AVAILABLE TERM COMMITMENT

      If a Bank's Available Term Commitment is cancelled or reduced in accordance with the terms hereof at any time after the Agent has received a Notice of Drawdown in respect of any Term Advance but before the Drawdown Date relating to such Term Advance, then both the Original Dollar Amount and the amount of such Term Advance shall be recalculated as if the reduction of such Bank's Available Term Commitment had taken place before the date of receipt by the Agent of such Notice of Drawdown.

3.5   FINAL DRAWDOWN DATE

      At close of business in Paris on the last day of the Availability Period relating to the Term Facility the Available Term Commitments shall automatically be reduced to zero.

4.    MULTICURRENCY OPTION FOR TERM ADVANCES

4.1   BORROWER'S REQUEST FOR OPTIONAL CURRENCY FOR TERM ADVANCES

      The Borrower may in a Notice of Drawdown relating to a Term Advance and thereafter by notice to the Agent in the form of Schedule 9, received promptly after confirmation of the Agent's Rate of Exchange and in any event no later than 11 a.m. on the third Business Day before the first day of an Interest Period, request that the Term Advance be denominated in an Optional Currency during its first Interest Period or, as the case may be, the Interest Period to which the notice relates. In that event the Term Advance shall, subject to Clause 4.2 (CONDITIONS FOR DENOMINATING A TERM ADVANCE IN AN OPTIONAL CURRENCY), be denominated in that Optional Currency provided that an Optional Currency may not be chosen if giving effect to such request would cause the Term Loan to be denominated in more than three Optional Currencies.

4.2   CONDITIONS FOR DENOMINATING A TERM ADVANCE IN AN OPTIONAL CURRENCY

      If a Term Advance is to be denominated in an Optional Currency during any Interest Period relating thereto and no later than 9:30 a.m. on the Rate Determination Date for such Interest Period, the Agent receives notice from a Bank that (i) it is impracticable for that Bank to fund its Participation in the relevant Term Advance in the requested Optional Currency, or (ii) the use of the requested Optional Currency may contravene any law applicable to that Bank, then no later than 11.00 a.m. on the Rate Determination Date for such Interest Period, the Agent shall notify the Borrower and the Banks to that effect.

      In this event, any Bank that gives notice pursuant to this Clause 4.2 will be required to participate in the relevant Term Advance in dollars (in an amount equal to that Bank's proportion of the Original Dollar Amount of that Term Advance), and its Participation will be treated as a separate Term Advance denominated in dollars during that Interest Period.

4.3   AMOUNT OF TERM ADVANCES

      The amount of a Term Advance shall be:

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

      4.3.1 the Dollar Amount of such Term Advance, if such Term Advance is to be denominated in dollars; or

      4.3.2 if such Term Advance is to be denominated in an Optional Currency, the amount of such Optional Currency which could be purchased with the Dollar Amount of such Term Advance at the Agent's Rate of Exchange on the third Business Day preceding the first day of such Interest Period for the purchase of such Optional Currency with dollars,

      PROVIDED THAT:

      (i) if a Term Advance (the "RELEVANT ADVANCE") is to be denominated in the same Optional Currency during two successive Interest Periods and the Dollar Equivalent of the Term Loan on the first day of the second Interest Period would otherwise exceed 105% or fall short of 90% of its then Dollar Amount, the Dollar Amount of the Relevant Advance used for calculating its New Amount (in accordance with Clause 4.3.2) shall be reduced (in the former case) or increased (in the latter) to an amount such that the Dollar Equivalent of the Term Loan on the first day of the second Interest Period is equal to its Dollar Amount on that day PROVIDED THAT during the Availability Period of the Term Facility such a reduction shall only be required to the extent (if any) necessary to ensure that the Dollar Equivalent of the Term Loan on the first day of the second such Interest Period does not exceed the aggregate on that date of the Term Commitments; and

      (ii) the New Amount of the Relevant Advance shall be the same as its Existing Amount unless, by virtue of (i) of this proviso, its Dollar Amount has been adjusted, in which event its New Amount shall be determined in accordance with Clause 4.3.2.

4.4   SAME CURRENCY

      If a Term Advance is to be denominated in the same Optional Currency during two successive Interest Periods and there is any difference between the Existing Amount of such Term Advance and its New Amount, then:

      4.4.1 if the Existing Amount of such Term Advance exceeds its New Amount, the Borrower shall on the last day of the first of those Interest Periods pay to the Agent for the account of the Banks an amount equal to the amount of such excess; or

      4.4.2 if the New Amount of such Term Advance exceeds its Existing Amount, the Agent shall, in accordance with the Borrower's instructions set out in the notice given by the Borrower under Clause 4.1 (BORROWER'S REQUEST FOR OPTIONAL CURRENCY FOR TERM ADVANCES), either:

                  (a) on the third Business Day before the last day of the first of those Interest Periods, request each Bank to pay on the last day of the first of those Interest Periods an amount equal to its portion of the amount of such excess to the Agent for application in payment to the Borrower; or

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

                  (b) on the third Business Day before the last day of the first of those Interest Periods, inform each Bank that no such payments need be made and that instead a sum equal to the aggregate amount which would have been so payable shall be treated as having been repaid by the Borrower under Clause 11.3 (VOLUNTARY PROPORTIONAL REPAYMENT); or

                  (c) if an Event of Default shall have occurred and the Agent or an Instructing Group so determines, no such payments shall be made by the Banks and a sum equal to the aggregate amount which would have been so payable shall be treated as having been prepaid by the Borrower under Clause 11.3 (VOLUNTARY PROPORTIONAL REPAYMENT).

4.5   CURRENCY CHANGE

      If a Term Advance (the "RELEVANT ADVANCE") is to be denominated in different currencies during two successive Interest Periods:

      4.5.1 the Agent shall on the third Business Day before the first day of the second of those Interest Periods:

                  (a) calculate the difference (the "OVERALL DOLLAR DIFFERENCE"), as of the first day of the second of those Interest Periods between (i) the Dollar Amount of all the Term Advances plus the Available Term Facility and
                        (ii) the sum of the Dollar Equivalents of all the Term Advances except the Relevant Advance, and

                  (b) determine in accordance with Clause 4.3 (AMOUNT OF TERM ADVANCES) the New Amount of the Relevant Advance after adjusting its Dollar Amount for the second such Interest Period so as;

                        (i) if the determination is made before the end of the Availability Period for the Term Facility, to make it equal to the lesser of the Overall Dollar Difference or the Dollar Amount of the Relevant Advance during the first such Interest Period, or

                        (ii)  if the determination is made after the
                              Availability Period for the Term Facility, to make it equal to the Overall Dollar Difference, and

                  (c) enter into an exchange contract for the purchase of the currency of an amount equal to the Existing Amount of the Relevant Advance with the currency of the New Amount of the Relevant Advance, for settlement on the last day of the first of those Interest Periods;

      4.5.2 on the last day of the first of those Interest Periods, each Bank shall pay an amount equal to its portion of the New Amount of the Relevant Advance to the Agent, who shall hold the same on behalf of such Bank;

      4.5.3       the Agent shall:

                  (a) on the last day of the first of those Interest Periods, apply the amount so made available to it by each Bank in or towards the purchase of such

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

                        Bank's portion of the Existing Amount of the Relevant Advance pursuant to the exchange contract referred to in Clause 4.5.1 (c) and pay the amount so purchased to such Bank; and

                  (b) pay any portion of the amount made available to it by the Banks and not applied in accordance with sub-clause
                        4.5.3 (a) to the Borrower or, if an Event of Default shall have occurred and the Agent or an Instructing Group so determines, to the Banks, any amount so paid to the Banks being treated as if it were a repayment made by the Borrower under Clause 11.3 (VOLUNTARY PROPORTIONAL REPAYMENT);

      4.5.4 the Borrower shall pay to the Agent for the account of each Bank a sum equal to the amount (if any) by which such Bank's share of the Existing Amount of such Advance exceeds the portion thereof purchased by the Agent pursuant to sub-clause
                  4.5.3 (a).

5.    INTEREST PERIODS FOR TERM ADVANCES

5.1   INTEREST PERIODS

      The period for which a Term Advance is outstanding shall be divided into successive periods each of which (other than the first, which shall begin on the day such Term Advance is made) shall start on the last day of the preceding such period.

5.2   DURATION OF INTEREST PERIODS

      The duration of each Interest Period shall, save as otherwise provided therein, be one, two, three or six months or any other period of up to twelve months agreed between the Borrower and the Agent (acting on the instructions of all the Banks), in each case as the Borrower may by not less than four Business Days' prior notice to the Agent select, PROVIDED
      THAT:

      5.2.1 if the Borrower fails to give such notice of its selection in relation to an Interest Period, the duration of that Interest Period shall, subject to sub-clause 5.2.2, be three months; and

      5.2.2 any Interest Period for a Term Advance which would otherwise end during the month preceding, or extend beyond, the Term Loan Termination Date shall be of such duration that it shall end on the Term Loan Termination Date.

5.3   CONSOLIDATION OF ADVANCES

      If two or more Interest Periods relating to Term Advances denominated in the same currency end at the same time, then, on the last day of those Interest Periods, the Term Advances to which they relate shall be consolidated into and treated as a single Term Advance.

5.4   DIVISION OF ADVANCES

      The Borrower may, by not less than five Business Days' prior notice to the Agent, direct that any Term Advance shall, at the beginning of any Interest Period relating thereto, be

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

      divided into (and thereafter, save as otherwise provided therein, treated in all respects as) two or more Term Advances having such respective Original Dollar Amounts (in aggregate, equalling the Dollar Amount of the Term Advance being so divided) as shall be specified by the Borrower in such notice, PROVIDED THAT the Borrower shall not be entitled to make such a direction if:

      5.4.1 as a result of so doing, there would be more than five outstanding Term Advances; or

      5.4.2 any Term Advance thereby coming into existence would have an Original Dollar Amount of less than $ 50,000,000.

5.5   CONSOLIDATED AND DIVIDED ADVANCES

      For the purpose of Clause 4 (MULTICURRENCY OPTION FOR TERM ADVANCES), a Term Advance which comes into existence upon the consolidation of two or more existing Term Advances or the division of an existing Term Advance shall be treated as having existed prior to the date on which it comes into existence and:

      5.5.1 in the case of a consolidated Term Advance, having an amount equal to the aggregate of the amounts of the Term Advances so consolidated; and

      5.5.2 in the case of a divided Term Advance, having an amount equal to the portion of the Term Advance so divided which bears the same proportion to the amount of the Term Advance so divided as the Original Dollar Amount of the Term Advance coming into existence bears to the Dollar Amount of the Term Advance so divided.

6.    DRAWDOWN OF THE REVOLVING FACILITY

6.1   DRAWDOWN CONDITIONS FOR REVOLVING ADVANCES

      A Revolving Advance will be made by the Banks to the Borrower if:

      6.1.1 by no later than 11.00 a.m. on the third Business Day before the proposed date for the making of such Revolving Advance or such shorter period as may be reasonably agreed by the Agent in consultation with the Banks, the Agent has received a completed Notice of Drawdown from the Borrower which specifies
                  (a) that the Advance requested is a Revolving Advance and (b) whether the Revolving Advance is drawn to finance (i) the payment of the Tendered Shares and costs associated with the Tender Offer, (ii) payment of the Merger Consideration and costs associated with the Merger, or (iii) payment of the acquisition of the shares in AXA Financial currently held by AXA Equity and Law Assurance Society and costs associated therewith;

      6.1.2 the Drawdown Date is a Business Day within the Availability Period for the Revolving Facility;

      6.1.3 the proposed Original Dollar Amount of such Revolving Advance is (if less than the Available Revolving Facility) a minimum amount of $50,000,000 and

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

                  an integral multiple of $ 10,000,000 or such other amount agreed between the Agent and the Borrower;

      6.1.4 there would not immediately after making of such Revolving Advance, be more than 5 Revolving Advances outstanding;

      6.1.5 the interest rate applicable to such Revolving Advance would not fall to be determined pursuant to Clause 9.3 (MARKET DISRUPTION);

      6.1.6 on the Drawdown Date (a) no Event of Default or Potential Event of Default and no Special Early Termination Event or Potential Special Early Termination Event is continuing or would result from the proposed Revolving Advance or, in the case of a Substitution Advance, no Event of Default or Special Early Termination Event is continuing or would result from the proposed Revolving Advance and (b) the Repeated Representations are true; and

      6.1.7 the Borrower has paid, in accordance with the terms of the Fee Letters, all fees which have then fallen due.

6.2   NOTICE OF DRAWDOWN IRREVOCABLE

      Delivery of a Notice of Drawdown shall oblige the Borrower to borrow the Revolving Advance in the amount requested on the Drawdown Date.

6.3   EACH BANK'S PARTICIPATION IN REVOLVING ADVANCES

      Subject to the provisions of Clause 6.4 (REDUCTION OF AVAILABLE REVOLVING COMMITMENT) each Bank shall participate in each Revolving Advance through its Facility Office in the proportion borne by its Available Revolving Commitment to the Available Revolving Facility immediately prior to the making of that Revolving Advance.

6.4   REDUCTION OF AVAILABLE REVOLVING COMMITMENT

      If a Bank's Available Revolving Commitment is cancelled or reduced in accordance with the terms hereof at any time after the Agent has received a Notice of Drawdown in respect of any Revolving Advance but before the Drawdown Date relating to such Revolving Advance, then both the Original Dollar Amount and the amount of such Revolving Advance shall be recalculated as if the reduction of such Bank's Available Revolving Commitment had taken place before the date of receipt by the Agent of such Notice of Drawdown.

6.5   FINAL DRAWDOWN DATE

      At close of business in Paris on the last day of the Availability Period for the Revolving Facility the Available Revolving Commitments shall automatically be reduced to zero.

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

7.    MULTICURRENCY OPTION FOR REVOLVING ADVANCES

7.1   BORROWER'S REQUEST FOR OPTIONAL CURRENCY FOR REVOLVING ADVANCES

      The Borrower may request in a Notice of Drawdown relating to a Revolving Advance that it be denominated in an Optional Currency in which event such Revolving Advance shall, subject to Clause 7.2 (CONDITIONS FOR DENOMINATING A REVOLVING ADVANCE IN AN OPTIONAL Currency), be denominated in such Optional Currency provided that an Optional Currency may not be chosen if giving effect to such request would cause the Revolving Loan to be denominated in more than three Optional Currencies.

7.2   CONDITIONS FOR DENOMINATING A REVOLVING ADVANCE IN AN OPTIONAL CURRENCY

      If a Revolving Advance is to be made in an Optional Currency and no later than 9:30 a.m. on the Rate Determination Date, the Agent receives notice from a Bank that (i) it is impracticable for that Bank to fund its Participation in the relevant Revolving Advance in the requested Optional Currency, or (ii) the use of the requested Optional Currency may contravene any law, then no later than 11.00 a.m. on the Rate Determination Date, the Agent shall notify the Borrower and the Banks to that effect.

      In this event, any Bank that gives notice pursuant to this Clause 7.2 will be required to participate in the relevant Revolving Advance in dollars (in an amount equal to that Bank's proportion of the Original Dollar Amount of that Revolving Advance), and its Participation will be treated as a separate Revolving Advance denominated in dollars during that Interest Period.

7.3   AMOUNT OF REVOLVING ADVANCES

      The amount of a Revolving Advance shall be:

      7.3.1 the Dollar Amount of such Revolving Advance, if such Revolving Advance is to be denominated in dollars; or

      7.3.2 if such Revolving Advance is to be denominated in an Optional Currency, the amount of such Optional Currency which could be purchased with the Dollar Amount of such Revolving Advance at the Agent's Rate of Exchange on the third Business Day preceding the first day of its Interest Period.

8.    INTEREST PERIODS FOR REVOLVING ADVANCES

8.1 The Borrower shall select the duration of the Interest Period for a Revolving Advance in the Notice of Drawdown relating to such Revolving Advance PROVIDED THAT, if the Borrower fails to make such selection, the proposed Revolving Advance shall have an Interest Period of three months.

8.2 Subject to this Clause 8 the Borrower may select an Interest Period of one, two, three or six months or any other period of up to twelve months agreed between the Borrower and the Agent (acting on the instructions of all the Banks).

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

8.3 The Interest Period for a Revolving Advance shall not extend beyond the Revolving Loan Termination Date.

8.4 Each Revolving Advance has one Interest Period only which starts on its Drawdown Date.

9.    INTEREST RATES

9.1   CALCULATION OF INTEREST

      The rate of interest applicable to an Advance from time to time during an Interest Period, shall be the rate per annum which is the sum of the Margin, the Mandatory Costs Rate in respect thereof at such time and the Reference Rate for that Interest Period.

9.2   NON-PUBLICATION OF THE REFERENCE RATE

      In the event that, on any Rate Determination Date in respect of any Interest Period a Reference Rate is not published in the manner described in the definition of LIBOR or, as the case may be, EURIBOR, such Reference Rate shall be replaced for the determination of the interest rate applicable in respect of such Interest Period by, if on such date at least two Reference Banks notify the Agent of the rates at which, at or about
      11.30 a.m. on such date, they were offering deposits in the relevant currency in an amount equivalent to the relevant Advance, in relation to EURIBOR to prime banks in the Euro Interbank Market or, in relation to LIBOR, to prime banks in the London Interbank Market for a period beginning on such date and ending on the final day of such Interest Period, the rate per annum which is equal to the arithmetic mean (rounded upwards, if necessary, to the nearest 1/16th) of the rates so notified.

9.3   MARKET DISRUPTION

      9.3.1       In the event that:

                  (a) on any Rate Determination Date for an Interest Period the Reference Rate is not published and the provisions of Clause 9.2 (NON-PUBLICATION OF THE REFERENCE RATE) do not permit the Agent to determine a successor rate; or

                  (b) a Bank or Banks whose aggregate Participations exceed 662/3 % of the amount of the relevant Advance, notify the Agent, such notice to be given no later than on the Rate Determination Date in respect of any Interest Period, that the Reference Rate (or any successor Reference Rate determined in accordance with Clause 9.2 (NON-PUBLICATION OF THE REFERENCE RATE)) for that Interest Period does not reflect the Funding Costs of such Bank or Banks.

                  then, the Agent shall forthwith so notify the Borrower and the other Banks.

      9.3.2

                  (a) If paragraph (a) of Clause 9.3.1 applies, then the Interest Period shall automatically be reduced to one month.

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

                  (b) If either paragraph of Clause 9.3.1 applies, then the Agent and the Borrower shall seek to agree in good faith a substitute basis for determining a substitute interest rate for the relevant Interest Period.

                  (c) In the event that the Agent and the Borrower agree on a substitute basis for the determination of the applicable interest rate not later than 2 (two) Business Days prior to the end of the relevant Interest Period, the substitute interest rate shall apply during that Interest Period, except in so far as concerns any Bank which notifies the Agent not less than 2 (two) Business Days after such agreement is reached that the substituted rate does not reflect its Funding Costs. The interest rate applicable to the Participation of that Bank in the relevant Advance during the relevant Interest Period shall be the sum of the Margin, the Mandatory Costs Rate, if any, in respect thereof at such time and its Funding Costs during such Interest Period.

                  (d) In the event that the Borrower and the Agent do not reach such an agreement within the period mentioned in paragraph (c), the interest rate applicable to the Participation of each Bank in the relevant Advance during the relevant Interest Period shall be equal to the sum of the Margin, the Mandatory Costs Rate in respect thereof at such time and such Bank's Funding Costs during such Interest Period.

10.   PAYMENT OF INTEREST

10.1  ADVANCES

      The Agent shall promptly and, in any case, not later than 10 a.m. two Business Days before the first day of an Interest Period, notify each Bank of the proposed Dollar Amount of the relevant Advance, the proposed length of the relevant Interest period, whether or not such Advance is to be denominated in an Optional Currency (and, if so, the amount of such Advance in the relevant Optional Currency) and the aggregate principal amount of such Advance allocated to such Bank pursuant to Clause 3.3 (EACH BANK'S PARTICIPATION IN TERM ADVANCES) and Clause 6.3 (EACH BANK'S PARTICIPATION IN REVOLVING ADVANCES).

10.2  INTEREST RATE DETERMINATION

      The Agent shall promptly notify the Borrower and the Banks of each determination of the Reference Rate and the Mandatory Costs Rate (if any).

10.3  CHANGES TO ADVANCES OR INTEREST RATES

      The Agent shall promptly notify the Borrower and the Banks of any change to (a) the proposed length of an Interest Period or (b) any interest rate in either case occasioned by the operation of Clause 9.3 (MARKET DISRUPTION).

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

10.4  PAYMENT OF INTEREST
      On the last day of each Interest Period relating to each Advance and, if the Interest Period of such Advance exceeds six months, on the expiry of each period of six months during such Interest Period, the Borrower shall pay accrued interest on the Advance to which such Interest Period relates.

11.   SCHEDULED AND OTHER REPAYMENTS

11.1  SCHEDULED REPAYMENT

      11.1.1 The Borrower shall repay the Term Loan on the Term Loan Termination Date.

      11.1.2 The Borrower shall repay each Revolving Advance on the last day of its Interest Period.

11.2  MANDATORY NON-PROPORTIONAL REPAYMENT

      If Clause 13.2 (ILLEGALITY) applies in respect of any Bank, then, the Borrower shall, at the request of the Agent, repay without penalty such Bank's Participation in the Loan on the last Business Day authorised under the terms of such law.

11.3  VOLUNTARY PROPORTIONAL REPAYMENT

      11.3.1      At any time the Borrower may, subject to giving at least five
                  (5) Business Days notice to the Agent, such notice being irrevocable, repay (without cost, premium or penalty but subject to Clause 20.2 (INTEREST DIFFERENTIALS)), all or any part of the Term Loan or the Revolving Loan.

      11.3.2 Any such repayment, if not of the entire amount of the Term Loan or the Revolving Loan (as the case may be), shall be in an amount such that its Dollar Amount will be reduced by an amount which is at least $ 50,000,000 and an integral multiple of $ 10,000,000.

11.4  VOLUNTARY NON-PROPORTIONAL REPAYMENT

      11.4.1 The Borrower may repay (without cost, premium or penalty but subject to Clause 20.2 (INTEREST DIFFERENTIALS)) all but not part only of the Participation in the Loan of any Bank which has made a claim under Clause 12 (TAXES) or Clause 13.1 (ADDITIONAL COSTS) provided that the Borrower shall give at least five (5) Business Days' notice, such notice being irrevocable, to the Agent of its intention to make such repayment and that, at the time such notice is given, the circumstances which gave rise to the Bank's claim continue to exist.

      11.4.2 Upon delivery by the Borrower to the Agent of a notice of repayment pursuant to the provisions of sub-clause 11.4.1, the Available Commitment of the relevant Bank shall be reduced to zero.

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

11.5  MANDATORY REPAYMENT ON CHANGE OF CONTROL

      11.5.1      HOSTILE CHANGES OF CONTROL

                  If (following consultation between the Agent and the Borrower) within 30 days of the date upon which a hostile change of control becomes legally effective, the Agent (acting on the instruction of an Instructing Group), by notice to the Borrower so requires, the Borrower shall, on the later of the date specified in the notice and 90 days after the date of the hostile change of control becoming legally effective, repay the Loan. On delivery of such a notice, the Commitments shall automatically be reduced to zero. Any repayment made pursuant to this Clause 11.5.1 shall be made without penalty, cost or premium but subject to Clause 20.2 (INTEREST DIFFERENTIALS).

      11.5.2      AMICABLE CHANGES OF CONTROL

                  If, within 30 days of the date on which an amicable change of control becomes effective, any two specified rating agencies reduce the credit risk rating published by them in respect of the Borrower by more than one rating level the Agent may (and, if so instructed by an Instructing Group, shall):

                  (a) declare that the Interest Period of any Advance having an Interest Period greater than 6 months is reduced to 6 months;

                  (b) declare that any undrawn portion of each Facility shall be cancelled, whereupon the same shall be cancelled; and

                  (c) declare that the Available Commitment of each Bank shall be reduced to zero.

                  Any repayment made pursuant to this Clause 11.5.2 shall be made without penalty, cost or premium but subject to Clause
                  20.2 (INTEREST DIFFERENTIALS).

      11.5.3      DEFINITIONS

                  For the purposes of Clauses 11.5.1 and 11.5.2:

                  (a) there is a "CHANGE OF CONTROL" if the Borrower or FINAXA (or any company into which the Borrower or FINAXA is merged) is controlled by a person who is not a member of the Control Group or a successor to or company controlled by one or more members of the Control Group PROVIDED THAT no such change of control of FINAXA shall be taken into account if immediately after such change of control the other members of the Control Group acting separately or in concert, continue to control the Borrower;

                  (b) a "HOSTILE CHANGE OF CONTROL" is a change of control in respect of which the Borrower's CONSEIL DE SURVEILLANCE has at any time stated that it does not recommend or approve of such change of control;

                  (c) an "AMICABLE CHANGE OF CONTROL" is a change of control which the Borrower's CONSEIL DE SURVEILLANCE has at all times recommended or approved;

                  (d) if the Borrower's CONSEIL DE SURVEILLANCE (i) is not under an obligation to take any decision with respect to a change of control and (ii) does not, in fact, take any such decision, then :

                        (i) if the change of control in question arises as a result of a transfer of shares by one or more members of the Control Group, the Supervisory Board will be deemed to have recommended that change in control; and

                        (ii) if the change of control in question results from dealings in shares of the Borrower which do not involve the Control Group, the Supervisory Board will be deemed to have stated that it does not recommend that change in control;

                  (e) "CONTROL GROUP" means FINAXA, AXA Assurances IARD Mutuelle, AXA Assurances Vie Mutuelle, AXA Courtage Assurances Mutuelle, AXA Conseil Vie Assurance Mutuelle, and any other mutual insurance society incorporated in France and created at the initiative of any member of the Group for the purpose of controlling the Borrower;

                  (f) "CONTROL" has the meaning given in article L.233-3 of the French CODE DE COMMERCE; and (g) the "SPECIFIED RATING AGENCIES" are Standard and Poor's Rating Group, Moody's Investor Services, Inc and Fitch IBCA.

11.6  MANDATORY REPAYMENT UPON ILLEGALITY

      If at any time it becomes illegal for the Borrower to perform its obligations under this Agreement, the Borrower shall forthwith upon demand from the Agent repay the Loan.

11.7  GENERAL PROVISIONS IN RELATION TO REPAYMENTS

      11.7.1      Upon delivery by the Borrower of a notice pursuant to Clause
                  11.3 (VOLUNTARY PROPORTIONAL REPAYMENT) or Clause 11.4 (VOLUNTARY NON-PROPORTIONAL REPAYMENT), the Borrower shall forthwith be bound to make a repayment in accordance with such notice.

      11.7.2 In the event that the Borrower becomes obliged to make a repayment in accordance with Clause 11.2 (MANDATORY NON-PROPORTIONAL REPAYMENT), Clause 11.3 (VOLUNTARY PROPORTIONAL REPAYMENT), Clause 11.4 (VOLUNTARY NON-PROPORTIONAL REPAYMENT), Clause 11.5 (MANDATORY REPAYMENT ON CHANGE OF CONTROL), Clause 11.6 (MANDATORY REPAYMENT UPON ILLEGALITY) or Clause 18 (EVENTS OF DEFAULT AND SPECIAL EARLY TERMINATION EVENTS) the Borrower shall, at the same time, pay all interest accrued on the amount to be repaid and all other sums then due hereunder.

      11.7.3 The Borrower may not reborrow any part of the Term Loan which has been repaid, except for amounts treated as repaid under Clause 4.4.2 (b) during the Availability Period of the Term Facility.

12.   TAXES

12.1  WITHHOLDINGS

      12.1.1 All payments to be made by the Borrower hereunder (including any payments made pursuant to this Clause 12) shall be made free and clear of and without deduction for or on account of any tax levied in France, unless the Borrower is required to make such payment subject to any such deduction or withholding (a "WITHHOLDING"), in which case, subject to Clause 12.2 (Exception), the sum payable by the Borrower in respect of which such withholding is required to be made shall be increased to the extent necessary to ensure that, after the making of the withholding, the payee receives a net sum equal to the sum which it would have received had no such withholding been required to be made.

      12.1.2 In the event that the Borrower is required to make any withholding (or if subsequently any modification is made to the rate or the method of calculation of any withholding), then the Borrower shall notify the Agent of such event promptly upon becoming aware thereof.

      12.1.3 If the Borrower is required to make a withholding, it shall pay the full amount of such withholding to the relevant authority within the time allowed for such payment and shall deliver to the Agent within thirty (30) days after such payment, an original of the receipt evidencing the payment of the relevant withholding (or a certified copy thereof).

      12.1.4 In the event that any Bank, having received a payment which has been increased pursuant to the provisions of sub-clause
                  12.1.1 above, determines (in its discretion) that it has irrevocably received a refund of tax or a tax credit as a result of the payment of the withholding by the Borrower, such Bank shall forthwith pay to the Borrower an amount equal to the value of such refund or credit, net of any costs and taxes incurred by the Bank in relation to such payment (so that the Bank does not incur any cost or liability in respect of such payment) provided always that no Bank shall be under any obligation to make any such payment if the making of such payment might result in the cancellation of the relevant tax refund or credit. Each Bank shall have an absolute discretion in obtaining or using any tax credit or refund, shall have no account to render to the Borrower in that connection and shall not be required to disclose any information in relation to its tax matters.

12.2  EXCEPTION

      Any Bank which was not an Eligible Bank on the date of this Agreement (or, as the case may be, on the date upon which it became a Bank pursuant to the provisions of Clause 26.2 (TRANSFERS BY BANKS) unless the transfer was made pursuant to

      Clause 14.2 (MITIGATION)), shall only be entitled to an additional payment under Clause 12.1 (WITHHOLDINGS) to the extent that the additional payment is referable to an increase in the applicable withholding tax rate in France after such date.

13.   CHANGES IN CIRCUMSTANCES

13.1  ADDITIONAL COSTS

      13.1.1 For the purposes of this Agreement a "CHANGE IN LAW" shall mean:

                  (a) any change in the law applicable at the date of this Agreement which comes into force after such date;

                  (b) any change after the date of this Agreement in the interpretation of any law by any competent authority or in the conditions of its application.

      13.1.2 The Banks have fixed their levels of remuneration under this Agreement on the basis of the requirements of credit, fiscal, monetary and professional regulations applicable to them (and where relevant their Regulated Holding Companies) at the date of this Agreement (and, in particular, those concerning credit risk control and the solvency of credit institutions). Therefore, in the event that as a result of (a) any change in law or (b) compliance with any recommendation, instruction or request by any central bank or fiscal or monetary or regulatory authority which, even if non-mandatory, is commonly complied with by banks in the relevant country:

                  (a) a Bank (or, where relevant, its Regulated Holding Company) is unable to obtain the net rate of return on its capital that it would have been able to obtain but for entering into or performing its obligations;

                  (b) a Bank (or, where relevant, its Regulated Holding Company) incurs a cost (or, as the case may be, an additional cost) as a result of entering into its obligations as a Bank or as a result of performing its obligations;

                  (c) a Bank (or, where relevant, its Regulated Holding Company) incurs a cost (or, as the case may be, an additional cost) as a result of financing any category of assets of which such Bank's Participation forms part; or

                  (d) a Bank (or, where relevant, its Regulated Holding Company) becomes liable to make any payment on account of tax as a result of its Participation or calculated by reference to any sum receivable by it pursuant to this Agreement, except where such liability results from a tax imposed, in the jurisdiction in which it is incorporated or in which its Facility Office is located, on the net income of its Facility Office;

                  then, the Borrower shall, subject to Clause 13.1.3 below, pay, on demand by the Agent, all amounts necessary to indemnify the relevant Bank for the reduction in the rate of return on capital referred to in paragraph (a), the costs referred to in paragraphs (b) and (c) or the taxes referred to in paragraph (d) above (each an "INCREASED COST").

      13.1.3 The Borrower shall only be obliged to indemnify the relevant Bank in respect of an Increased Cost to the extent that such Increased Cost would have the same effect at the same date on all banks regulated by the same central bank or fiscal or monetary or regulatory authority.

13.2  ILLEGALITY

      The Agent shall immediately notify the Borrower of any notification it receives from any Bank to the effect that it is or has become illegal for such Bank to fulfil its obligations or to fund or maintain its Participation. Following receipt of such a notice (provided that such notice gives full details of the cause and the nature of the illegality and its impact on a Bank's Participation and provided also that such illegality is both certain and definitive and is not subject to conditions reasonably acceptable to the Bank):

      13.2.1 the relevant Bank's obligation to participate in the making of any Advances shall cease and its Available Commitment shall be immediately and automatically reduced to zero; and

      13.2.2 the provisions of Clause 11.2 (MANDATORY NON-PROPORTIONAL REPAYMENT) shall become applicable.

14.   GENERAL PROVISIONS

14.1  CLAIMS BY THE BANKS

      Any Bank which intends to make a claim under the provisions of Clause 13.1 (ADDITIONAL COSTS) or Clause 12.1 (WITHHOLDINGS) shall forthwith notify the Agent of such claim, giving its reasons for the claim and enclosing appropriate documentary evidence in relation thereto (provided that no Bank shall be under any obligation to reveal any confidential information). The Agent shall, within three Business Days of such notification, notify the Borrower of such claim and the reasons for it.

14.2  MITIGATION

      Before delivering any notice to the Agent in accordance with the provisions of Clause 13.2 (ILLEGALITY) or Clause 14.1. (CLAIMS BY THE BANKS), a Bank shall in consultation with the Agent and the Borrower ascertain the reasonable measures which it could take (including the changing of its Facility Office or the transfer of its rights and obligations to an affiliate) to mitigate the consequences for the Borrower of the circumstances giving rise to such claim, provided that such measures do not in the opinion of such Bank have adverse consequences for such Bank.

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

15.   BORROWER'S REPRESENTATIONS

15.1  REPRESENTATIONS

      The Borrower makes the following representations to the Finance Parties and acknowledges that the Finance Parties have entered into this Agreement in reliance on such representations being accurate and that the accuracy of such representations both on the date hereof and (in the case of the Repeated Representations) on the dates specified in Clause 15.2 is a condition upon which the Banks have based their decision to participate in the Facilities:

      15.1.1

                  (a) the Borrower is a SOCIETE ANONYME A DIRECTOIRE ET CONSEIL DE SURVEILLANCE duly organised and validly existing under French law and has the power and authority to carry on its business, to own its assets and to enter into and perform its obligations under this Agreement;

                  (b) AXA Merger Corp. is a corporation duly organised and validly existing under the laws of Delaware and has the power and authority to carry on its business, to own its assets and to enter into and perform its obligations under the Merger Agreement;

      15.1.2 all corporate action necessary to enable the Borrower to enter into and perform its obligations under this Agreement has been duly taken and the Borrower's representative for the purposes of signing this Agreement has all powers necessary to authorise him to sign this Agreement on behalf of the Borrower;

      15.1.3 the execution of this Agreement by the Borrower and the performance of its obligations hereunder do not conflict with:

                  (a) any provision of the Borrower's constitutional documents;

                  (b)   any obligation owed by the Borrower to any third party;
                        or

                  (c)   any law or regulation applicable to it;

      15.1.4 all (if any) filings, consents or authorisations of any kind required from any administrative authority to permit the Borrower to execute this Agreement and/or to perform its obligations hereunder have been effective or obtained;

      15.1.5 the obligations of the Borrower hereunder are legal, valid, binding and enforceable, subject to the qualifications and reservations contained in the legal opinions referred to in
                  Schedule 4 (CONDITIONS PRECEDENT);

      15.1.6 save as disclosed in writing by the Borrower to the Agent prior to the date hereof, as at the date of this Agreement, no material litigation or other legal proceedings which are material in the context of the Borrower's operations as a whole have been commenced against the Borrower and to the best of the Borrower's knowledge and belief it has not received any notice from any third party of such party's intention to commence such proceedings, which, in either case, might have a Material Adverse Effect;

      15.1.7

                  (a) no Event of Default or Special Early Termination Event has occurred and is continuing; and

                  (b) save as may have been previously disclosed to the Agent in writing, the Borrower has no knowledge that any Potential Event of Default or Potential Special Early Termination Event has occurred and is continuing;

      15.1.8 the claims of the Finance Parties against the Borrower hereunder will rank at least PARI PASSU with the claims of the Borrower's other present and future unsecured and unsubordinated creditors of financial indebtedness except for financial indebtedness preferred by mandatory provisions of French law of general application in the event of its liquidation or winding-up;

      15.1.9 the Original Financial Statements are accurate, have been prepared in accordance with generally accepted accounting principles in France and give an accurate and fair view of the financial situation and business of the Borrower;

      15.1.10 Since 31 December 1999 no event has occurred which relates to the assets or financial condition of the Group taken as a whole and would constitute a Material Adverse Change;

      15.1.11 The factual information contained in the Information Memorandum provided by the Borrower has been prepared with all due care and attention and is, to the best of the Borrower's knowledge and belief, complete and accurate in all material respects and nothing material has occurred or been omitted that renders the information contained in the Information Memorandum untrue or misleading in any material respect which might affect the decision of a lender to enter into this Agreement;

      15.1.12 Save as permitted pursuant to Clause 16.1.7, no Security exists over all or any of its assets;

      15.1.13 Under French law no stamp, registration or similar tax (other than "TIMBRES DE DIMENSION") will be payable in respect of the execution, delivery, performance or enforcement of this Agreement;

      15.1.14 No proceedings are pending or have been threatened against the Borrower or a Material Subsidiary for REDRESSEMENT JUDICIAIRE or LIQUIDATION JUDICIAIRE under articles L. 620-1 to L. 628-3 of the French CODE OF COMMERCE, for the appointment of a MANDATAIRE AD HOC or a REGLEMENT AMIABLE in accordance with articles L. 611-3 to L. 611-6 of the French CODE DE COMMERCE;

      15.1.15

                  (a) the purchase of the Tendered Shares and the borrowing of Advances to finance payment of the price of the Tendered Shares will comply in all material respects, with all provisions of all applicable laws and regulations; and

                  (b) all consents, authorisations and approvals of, including any necessary consents of any state insurance commission or other insurance regulator, filings and registrations with, and all other actions in respect of, all governmental agencies, authorities or instrumentalities required to be obtained, given, filed or taken by the Borrower in order to make or implement the Tender Offer or to implement the Merger have been or, prior to the time when required, will have been, obtained, given, filed or taken and are or will at the relevant time be in full force and effect and all applicable waiting periods (including, without limitation, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, of the United States) have expired without any action being taken or threatened by any competent authority which would restrain or prevent the Tender Offer, the Merger or the refinancing thereof, except where failure to obtain any such consent or approval or to take any such other action would not materially adversely affect the Tender Offer or the Merger (as the case may be); and

                  (c) no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing matters set forth in sub-paragraph
                        (b) above is pending and no court or regulatory agency, body or authority, including any state insurance commission or similar person, has issued any permanent or temporary injunction or other order or decree or passed any law, rule or regulation, prohibiting or delaying implementation of the transactions contemplated by the Offer Documents or making the Tender Offer or the Merger illegal, except where such action would not materially adversely affect the Tender Offer or the Merger (as the case may be);

      15.1.16 The Regulations will not be violated by reason of the Advances being made or their proceeds being used in accordance with this Agreement. No member of the Group or any agent acting on their behalf has taken or will take any action which would cause this Agreement or any of the documents delivered pursuant hereto, or the borrowing or use of proceeds of any Advance to violate any Regulation or to violate the Securities Exchange Act of 1934, as amended or any applicable U.S. federal or state securities laws; and

      15.1.17 The Borrower is not subject to regulation under the United States Public Utility Holding Company Act of 1935, the United States Federal Power Act or the United States Investment Company Act of 1940 or to any United States federal or state statute or regulation limiting its ability to incur indebtedness; the Borrower is not an "investment company" or "promoter" or "principal underwriter" for an "investment company", as such terms are defined in the U.S. Investment Company Act of 1940 (15 U.S.C.ss.ss.80a-1. et seq.); and none of the transactions contemplated by this Agreement will violate the U.S. Investment Company Act of 1940.

15.2  REPETITION

      The Repeated Representations shall be deemed repeated by the Borrower on the date of each Notice of Drawdown and on the last day of each Interest Period by reference to the facts and circumstances existing at that time and, in relation to the representation set out in 15.1.9, by reference to the then current annual audited consolidated financial statements of the Borrower, but the representation set out in 15.1.7 (b) shall not be repeated or deemed repeated in relation to Substitution Advances or on the last day of each Interest Period for Term Advances.

16.   BORROWER'S UNDERTAKINGS

      Throughout the Loan Period, the Borrower undertakes:

      16.1.1      to provide to the Agent in sufficient numbers for all the
                  Banks:

                  (a) in respect of its financial years during the Loan Period and within 45 Business Days from the date upon which the COMMISSION DES OPERATIONS DE BOURSE (COB) approves the Borrower's annual report, its annual report containing its own accounts and the Group consolidated accounts (balance sheet, profit and loss account and annex), certified by the Borrower's auditors;

                  (b) within 120 Business Days after the end of the first half of each of its financial years, its publicly available semi-annual consolidated financial statements;

                  (c) as soon as possible, any information about the Offer Documents and any documents relating thereto, the financial situation or business of the Borrower (except information reasonably considered to be confidential by the Borrower) as may reasonably be requested by the Agent or by any Bank through the Agent;

                  (d) all notices or other documents despatched by the Borrower to its shareholders (or any class of them) or to its holders of listed debt instruments issued by the Borrower generally (or any class of them) or to the COB (PROVIDED THAT such information has received a VISA DEFINITIF from the COB) at the time the same are despatched; and

                  (e) with each set of financial statements delivered pursuant to paragraph (a) above, a Compliance Certificate signed by a duly authorised signatory of the Borrower and setting out calculations showing that the financial covenants referred to in Clause 17 (FINANCIAL COVENANTS) have been complied with;

      16.1.2 forthwith to inform the Agent of any change in the persons authorised to represent the Borrower hereunder;

      16.1.3

                  (a) to notify the Agent as soon as possible (1) of the occurrence of any Event of Default or Special Early Termination Event or of any Potential Event of Default or Potential Special Early Termination Event of which it becomes aware and (2) if at any time it becomes illegal for the Borrower to perform its obligations under this Agreement;

                  (b) to confirm, at the request of the Agent (or the Banks through the Agent), that no Event of Default or Special Early Termination Event or Potential Event of Default or Potential Special Early Termination Event has occurred and is continuing except those of which it has already been notified and those of which details are given in such confirmation;

                  (c) and at the same time as giving a notice under (a) or (b) above, to indicate the measures that it has taken or intends to take in order to remedy any Event of Default or Special Early Termination Event and any Potential Event of Default or Potential Special Early Termination Event;

      16.1.4 to inform the Agent, as soon as it has knowledge thereof, of any event which results in or may result in any of the representations contained in Clause 15 (BORROWER'S Representations) or contained in any document provided under this Agreement becoming inaccurate;

      16.1.5 to obtain, maintain and renew all authorisations, licences or consents required (and take any other steps necessary) to ensure the validity of this Agreement and to enable the Borrower lawfully to perform its obligations hereunder;

      16.1.6 to take all such steps and do all things as are necessary to ensure that it has the right to and is duly qualified to conduct its business as it is conducted from time to time in all relevant jurisdictions;

      16.1.7 not to grant or allow to exist over its assets any Security save for:

                  (a) any Security created over an asset to secure finance for the acquisition price or costs of improvement of such asset PROVIDED THAT the amount of financial indebtedness secured by such Security remains confined to such asset;

                  (b) any Security over securities (including any debenture, bond or note) or over sums of money granted in favour of the clearing system of any regulated market or for the purposes of a transaction concluded in the ordinary course of the Borrower's cash management;

                  (c) any Security arising out of a refinancing by the Borrower of any financial indebtedness secured by encumbrances permitted under paragraphs (a) to

                        (b) above, provided that the amount of such financial indebtedness secured is not subsequently increased or secured by any additional asset or revenues;

                  (d)   statutory privileges (PRIVILEGES LEGAUX);

                  (e) other Security created by the Borrower not falling in the above paragraphs PROVIDED THAT the aggregate amount of financial indebtedness secured by such Security does not at any time exceed 15% of the AXA Net Worth; and

                  (f)   any Security over Margin Stock.

      16.1.8

                  (a) not without the prior written consent of an Instructing Group to vary the terms of the Tender Offer or the Merger Agreement or waive any condition of the Tender Offer or the Merger Agreement in any way which is materially adverse to the interests of the Finance Parties (and the Borrower shall procure that AXA Merger Corp. complies with this Clause);

                  (b) to make the Tender Offer on the terms detailed in the Offer Documents;

                  (c) to ensure that the transactions contemplated by the Offer Documents comply in all material respects, with all provisions of all applicable laws and regulations;

                  (d) to ensure that all consents and approvals of, filings and registrations with, and all other actions in respect of, all governmental agencies, authorities or instrumentalities required to be obtained, given, filed or taken by the Borrower in order to make or implement the Tender Offer or to implement the Merger have been or, prior to the time when required, will have been, obtained, given, filed or taken and will be in full force and effect, except where failure to obtain any such consent or approval or do any such action would not materially adversely affect the Tender Offer or the Merger (as the case may be); and

                  (e) from time to time and promptly upon request give to the Agent reasonable details of such matters relevant to the Tender Offer as the Agent may reasonably request subject to any relevant requirement of the U.S. securities laws and regulations, any relevant stock exchange or any applicable law or regulation.

      16.1.9 subject to the relevant requirements of U.S. securities laws and regulations, any relevant stock exchange or any applicable law or regulation, to obtain the prior written consent of the Agent to any written publication in connection with the Tender Offer which makes reference to the Facilities or to some or all of the Banks, the Agent or the Arrangers;

      16.1.10 to ensure that at least 80% of the consolidated revenues (PRODUITS BRUTS D'EXPLOITATION) of the Group are generated by insurance business, asset management and financial services; and

      16.1.11 to ensure that all financial information delivered by it to the Agent has been prepared in good faith and is complete and accurate in all material respects.

17.   FINANCIAL COVENANTS

17.1  FINANCIAL COVENANTS

      The Borrower shall ensure that:

      17.1.1 at all times the ratio of financial debt to Consolidated Net Worth shall not be more than 1:1 (for the avoidance of doubt financial debt with respect to the Original Financial Statements is EUR 5,400,000,000); and

      17.1.2 the Consolidated Shareholder Funds are not at any time less than 75% of the figure specified in the Original Financial Statements (being EUR 24,300,000,000).

17.2  FINANCIAL DEFINITIONS

      17.2.1 "CONSOLIDATED NET WORTH" means the sum of (i) total shareholder's equity (including : ordinary shares, capital in excess of nominal value and retained earning and reserves),
                  (ii) minority interests, (iii) instruments junior to subordinated debt (if any), (iv) subordinated debt and (v) mandatorily convertible bonds and notes. For the avoidance of doubt, consolidated Net Worth with respect to the Original Financial Statements is equal to EUR 29,100,000,000.

      17.2.2 "CONSOLIDATED SHAREHOLDER FUNDS" means the sum of items (i) and (iii) in the definition of Consolidated Net Worth. For the avoidance of doubt, Consolidated Shareholders Funds with respect to the Original Financial Statements is equal to EUR 24,300,000,000.

      17.2.3      The expressions used in the definitions in Clauses 17.1,
                  17.2.1 and 17.2.2. mean, as at any date, respectively, the figures which would appear in the lines respectively so entitled in the most recent consolidated financial statements of the Borrower if they were presented in the same manner as, and prepared in accordance with the principles followed for the preparation of, the Original Financial Statements.

17.3  FINANCIAL TESTING

      The financial covenants set out in Clause 17.1 (FINANCIAL COVENANTS) shall be tested by reference to each of the annual consolidated financial statements delivered pursuant to Clause 16.1.1 (a).

17.4  ACCOUNTING TERMS

      All accounting expressions which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles in France (or US GAAP if, at the relevant time, the Borrower's annual consolidated financial statements are prepared in accordance with US
      GAAP).

18.   EVENTS OF DEFAULT AND SPECIAL EARLY TERMINATION EVENTS

18.1  EVENTS OF DEFAULT

      The following events shall be Events of Default PROVIDED THAT in relation to the events described in sub-clauses 18.1.1, 18.1.3 and 18.1.5 below an Event of Default shall only occur once the grace period provided for therein has expired without such default having been remedied:

      18.1.1 failure by the Borrower to pay any amount due and payable under this Agreement within 5 Business Days following the due date for payment;

      18.1.2 failure by the Borrower to comply with the provisions of Clause 17.1 (FINANCIAL COVENANTS), (in any material respect) Clause 16.1.10 and Clause 16.1.3;

      18.1.3 failure by the Borrower to perform any of its obligations (other than those referred to in Clauses 18.1.1 and 18.1.2 above) unless such non-performance is remedied within 30 days after the Agent has given notice thereof to the Borrower;

      18.1.4 any representation or statement made pursuant to Clause 15 (BORROWER'S REPRESENTATIONS) or deemed to be repeated pursuant to Clause 15.2 (REPETITION) is or proves to have been incorrect or misleading in any material respect when made or deemed repeated or any other material information provided by the Borrower under this Agreement is or proves to have been incorrect or misleading in any material respect on the date upon which such information is provided;

      18.1.5 either (i) failure by the Borrower to pay on the due date any financial indebtedness owed by it (subject to any applicable grace period) if in consequence the aggregate amount of all financial indebtedness unpaid by it on the due date exceeds EUR 115,000,000 or its equivalent in any other currency or
                  (ii) any financial indebtedness in an aggregate amount in excess of EUR 115,000,000 or its equivalent in any other currency of the Borrower becomes due prior to its stated maturity as a result of an event of default (however described) excluding, however, any such unpaid amounts which are contested in good faith by the Borrower, or which are paid within any grace period provided for in the contract (in its original form or as amended) under which such amount has become due;

      18.1.6 the Borrower commences negotiations with all of its creditors (or certain of them) with view to rescheduling or readjusting all or any substantial part of its financial indebtedness which it admits in writing that it will otherwise be unable to pay when it falls due;

      18.1.7 a MANDATAIRE AD HOC is appointed for the Borrower, if his terms of reference include such general negotiations with creditors are as described in Clause 18.1.6;

      18.1.8 commencement by the Borrower, in relation to the Borrower, of proceedings for REGLEMENT AMIABLE in accordance with articles
                  L. 611-3 to L.611-6 of the French CODE DE COMMERCE;

      18.1.9      the Borrower is in a state of CESSATION DES PAIEMENTS;

      18.1.10 judgement for REDRESSEMENT JUDICIAIRE or judgement or order for LIQUIDATION JUDICIAIRE are entered in relation to the Borrower under articles L. 620-1 to L. 628-3 of the French CODE DE Commerce; and

      18.1.11 any event or series of events occurs which in the reasonable opinion of the Agent acting on the instructions of an Instructing Group irremediably compromises the ability of the Borrower to perform in a timely manner any of its payment obligations under this Agreement.

18.2  ACCELERATION AND CANCELLATION

      Upon the occurrence of an Event of Default and at any time thereafter, the Agent may without MISE EN DEMEURE or any other judicial or extra judicial step (and, if so instructed by an Instructing Group, shall) by notice to the Borrower but subject to the mandatory provisions of articles L. 620-1 to L.628-3 of the French CODE DE COMMERCE:

      18.2.1 declare all or any part of the Loan to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrowers hereunder) or declare all or any part of the Loan to be due and payable on demand of the Agent; and/or

      18.2.2 declare that any undrawn portion of the Facilities shall be cancelled, whereupon the same shall be cancelled and the Available Commitment of each Bank shall automatically be reduced to zero.

18.3  SPECIAL EARLY TERMINATION EVENTS

      18.3.1      The following events shall be Special Early Termination
                  Events:

                  (a) either (i) failure by any Material Subsidiary to pay on the due date any financial indebtedness owed by it (subject to any applicable grace period) if, in consequence, the aggregate amount of all financial indebtedness (excluding indebtedness referred to in paragraph (vi) of "FINANCIAL INDEBTEDNESS" in Clause 1.2.1) unpaid by it on the due date exceeds EUR 100,000,000 or its equivalent in any other currency or (ii) any financial indebtedness (excluding indebtedness referred to in paragraph (vi) of

                        "FINANCIAL INDEBTEDNESS" in Clause 1.2.1) in an aggregate amount in excess of EUR 100,000,000 or its equivalent in any other currency of any Material Subsidiary becomes due prior to its stated maturity as a result of an event of default (however described) excluding, however, any such unpaid amounts which are contested in good faith by such Material Subsidiary, or which are paid within any grace period provided for in the contract (in its original form or as amended) under which such amount has become due;

                  (b) any Material Subsidiary commences negotiations with all its creditors (or certain of them) with view to rescheduling or readjusting all or any substantial part of its financial indebtedness which it admits in writing it will otherwise be unable to pay when it falls due;

                  (c) a MANDATAIRE AD HOC is appointed for any Material Subsidiary, if his terms of reference include such general negotiations with creditors are as described in paragraph (b) above;

                  (d) commencement by any Material Subsidiary, in relation to any Material Subsidiary, of proceedings for REGLEMENT AMIABLE in accordance with the provisions of articles L. 611-3 to L. 611-6 of the French CODE DE COMMERCE;

                  (e) any Material Subsidiary is in a state of CESSATION DES PAIEMENTS;

                  (f) judgement for REDRESSEMENT JUDICIAIRE or judgement or order for LIQUIDATION JUDICIAIRE are entered in relation to any Material Subsidiary under articles L. 620-1 to L628-3 of the French CODE DE COMMERCE;

                  (g) any Material Subsidiary which conducts business outside France becomes insolvent within the meaning of any law (of a country other than France) concerning insolvency or bankruptcy, or any event occurs which under any such law has a similar or analogous effect to any of the events mentioned in paragraphs (b) to (f) (inclusive above);

      18.3.2 Upon notification by the Borrower to the Agent of the occurrence of a Special Early Termination Event, the Interest Period of any Advance then current which has an Interest Period greater than 6 months shall (except for the purposes of Clause 20.2 (INTEREST DIFFERENTIAL)) be treated as having been reduced to 6 months and the Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Borrower but subject to the mandatory provisions of articles L. 620-1 to L. 628-3 of the French CODE DE COMMERCE:

                  (a) declare that any undrawn portion of the Facilities shall be cancelled, whereupon the same shall be cancelled;

                  (b) declare that the Available Commitment of each Bank shall be reduced to zero, and that therefore any Revolving Advances repaid in accordance with this Agreement may not be redrawn; and

                  (c) declare that the Term Advances shall become repayable at the end of the then current Interest Period, whereupon they shall become so repayable.

18.4  ADVANCES DUE ON DEMAND

      If, pursuant to Clause 18.2 (ACCELERATION AND CANCELLATION), the Agent declares all or any part of the Loan to be due and payable on demand of the Instructing Group, then, and at any time thereafter, the Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Borrower without MISE EN DEMEURE or any other judicial or extra judicial step:

      18.4.1 require repayment of all or such part of the Loan on such date as it may specify in such notice (whereupon the same shall become due and payable on the date specified) or withdraw its declaration with effect from such date as it may specify; and/or

      18.4.2 select as the duration of any Interest Period which begins whilst such declaration remains in effect a period of six months or less.

19.   DEFAULT INTEREST

19.1  DETERMINATION OF THE RATE OF DEFAULT INTEREST

      The Borrower shall, subject to the provisions of Clause 19.2 (UNPAID INTEREST) (on demand and without prejudice to the other rights and remedies of the Banks), pay interest on all Unpaid Amounts calculated for the period from the due date for payment until the date of effective payment (the "LATE PAYMENT PERIOD") on a day-to-day basis at a rate per annum equal to the sum of (i) the Reference Rate which would have applied to an Advance in the currency of the Unpaid Amount made on the first day of the Late Payment Period for successive Interest Periods of successive durations determined by the Agent, (ii) the Margin, (iii) 1% and (iv) the Mandatory Costs Rate, if any, in respect thereof at such time.

19.2  UNPAID INTEREST

      The provisions of Clause 19.1 (DETERMINATION OF THE RATE OF DEFAULT INTEREST) shall only apply to Unpaid Amounts which correspond to interest payable under Clause 19.1 if, within the meaning of Article 1154 of the French Civil Code, such interest is due for a period of at least one year.

19.3  PAYMENT

      Late interest due on Unpaid Amounts shall be payable on demand by the Agent.

19.4  OTHER PROVISIONS APPLICABLE TO UNPAID AMOUNTS

      The provisions of Clause 13.1 (ADDITIONAL COSTS) shall apply to Unpaid Amounts in the same way as to Advances.

20.   INDEMNITY

20.1  GENERALLY

      The Borrower shall within 3 Business Days of demand by the Agent indemnify each Bank, the Arrangers and the Agent and in each case each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "INDEMNIFIED PARTY") against all duly justified costs and losses which they may incur as a result:

      20.1.1 of any default by the Borrower in the performance of any of its obligations (including any loss arising from Funding Costs incurred to finance an Unpaid Amount during any period throughout which, in accordance with the provisions of Clause
                  19.2 (UNPAID INTEREST), late payment interest does not accrue on that amount);

      20.1.2 of the occurrence of an Event of Default or Special Early Termination Event; or

      20.1.3 of any act or omission on the part of the Borrower or on the part of any director, employee, agent, advisor or representative of the Borrower relating to the Tender Offer or the Merger or the transactions contemplated hereby or thereby, or any use made or proposed to be made of the proceeds of the Facilities (except to the extent such claim, damage, loss, liability, cost or expense resulted from such Indemnified Party's negligence or wilful misconduct).

20.2  INTEREST DIFFERENTIALS

      In the event that:

      20.2.1 the Participation of a Bank in an Advance is not made available to the Borrower as a result of the application of the provisions of Clause 3.1.5 or 6.1.5 (as the case may be) or for another reason attributable to the default of the Borrower; or

      20.2.2 the Participation of a Bank in any Advance is repaid in whole or in part otherwise than on the last day of any Interest Period,

      then, the Borrower shall pay to the relevant Bank any positive Interest Differential accruing during:

      (a) in the circumstances described in sub-clause 20.2.1, a calculation period equal to the period which would have been the first Interest Period in respect of such Advance; and

      (b) in the circumstances described in sub-clause 20.2.2, a calculation period equal to the period from the date upon which such repayment is made until the final day of the relevant Interest Period.

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21.   PAYMENT

21.1  CURRENCY OF ACCOUNT AND PAYMENT

      The dollar is the currency of account and of payment of all sums payable pursuant to this Agreement PROVIDED THAT the Borrower shall:

      21.1.1 repay each Advance and pay all Unpaid Amounts in the currency in which such Advance or Unpaid Amount is denominated;

      21.1.2 pay all interest in the currency in which the sum on which it has accrued is denominated;

      21.1.3 make payments in respect of costs and expenses in the currency in which they were incurred; and

      21.1.4 make all payments due under Clause 13.1 (ADDITIONAL COSTS) in the currency in which the sums which are claimed are denominated.

21.2  CURRENCY INDEMNITY

      21.2.1 This Clause 21.2 shall apply where, as a result of a judgement, enforcement proceedings or an order made in the course of the Borrower's insolvency proceedings, the Borrower is required to make any payment to any Finance Party of any amount in a currency (a "CONVERSION CURRENCY"), other than the currency in which such amount would otherwise have been payable pursuant to the provisions of this Agreement (the "CONTRACTUAL CURRENCY").

      21.2.2 In such case, the Borrower shall indemnify such Finance Party against any loss that it may incur as a result of any difference in the exchange rate used for the conversion of such amount into the conversion currency and the rate at which such Finance Party is able to convert such amount into the contractual currency on the date upon which such Finance Party actually receives payment of the amount in the conversion currency.

21.3  PAYMENTS TO THE AGENT

      All payments due from the Borrower to a Finance Party shall be made by the Borrower to the Agent and payment made in this manner shall discharge the Borrower PRO TANTO from its payment obligations towards that Finance Party. The Agent shall, with the exception of any payments received for its own account, forthwith make any such amounts available to the relevant Finance Party.

21.4  METHODS OF PAYMENT

      21.4.1 All payments to be made by the Borrower or a Bank shall be made available to the Agent for value on the due date therefor, to such bank account as may have been specified by written notice, in good time, by the Agent to the Borrower and to the Banks.

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      21.4.2      The Agent shall pay all amounts which it receives for the
                  account of any other Party to this Agreement as soon as possible for same value date by crediting such amount to such bank account as may have been specified to the Agent in good time by that other Party.

      21.4.3 All payments due on any date which is not a Business Day shall be made on the next succeeding Business Day unless this would defer the payment to the following calendar month in which case payment shall be made on the last Business Day of the then current calendar month.

21.5  CLAWBACK

      The Agent may assume that an amount corresponding to any payment due to any Party has been paid to it on the due date for such payment and make payment of such amount to the Party to whom such payment is due. In the event that the Agent pays any amount to any Party and it proves to be the case that it has not actually received such amount, then the Party to whom such amount was paid shall, after having been informed thereof as soon as the Agent has knowledge thereof, on first demand of the Agent, refund such amount to the Agent together with a sum representing interest for the period commencing on the date upon which such payment is made and ending on the date upon which such refund is received by the Agent, calculated at an annual rate corresponding to the Funding Costs of the Agent in relation to such amount (for sums paid to a Bank) or to the sum of such Funding Costs, the Margin and the Mandatory Costs Rate in respect thereof at such time (for sums paid to the Borrower).

21.6  SET-OFF BY THE BORROWER

      Without prejudice to Clause 12.1 (WITHHOLDINGS) the Borrower must make all payments without deduction for set-off or withholding of any kind.

21.7  APPLICATION OF PAYMENTS

      The Agent shall, regardless of any directions by the Borrower and unless the Banks and with respect to sub-clause 21.7.1 the Arrangers and the Agent otherwise agree, apply all amounts received by it under this Agreement in the following order:

      21.7.1 in payment of the costs and expenses incurred by each of the Agent and the Arrangers in such capacity;

      21.7.2 in payment to the Banks of late payment interest due on any Unpaid Amount;

      21.7.3      in payment to the Banks of interest due but unpaid;

      21.7.4 in payment to the Banks of any amounts of principal due but unpaid; and

      21.7.5      in payment of any other sum due hereunder but unpaid.

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21.8  PAYMENTS SYSTEMS AND THE AGENT

      A payment will be deemed to have been made by the Agent on the date on which it is required to be made under this Agreement if the Agent has, on or before that date, taken steps to make that payment on that date in accordance with the regulations or operating procedures of the clearing or settlement system used by the Agent in order to make the payment.

21.9  REDENOMINATION OF NATIONAL CURRENCY UNITS

      If after the date of this Agreement a member state becomes a Subsequent Participant, all obligations under this Agreement to make a payment in its National Currency Unit shall be redenominated into euro on the date on which it becomes a Subsequent Participant (but otherwise in accordance with EMU legislation, any other applicable law and relevant market practice and conventions relating to such redenomination).

22.   SHARING

22.1  REDISTRIBUTION

      In the event that a Bank (a "RECOVERING BANK") receives (including by operation of any set off) an amount (an "EXCESS AMOUNT") that is a greater proportion of any payment due to itself and to one or more other Banks (the "OTHER BANKS") than the amount which it would have received if the payment had been made by the Borrower to the Agent and distributed by the Agent pursuant to Clause 21.7 (APPLICATION OF PAYMENTS):

      22.1.1 such Bank shall forthwith notify the Agent (and the Agent shall forthwith notify the other Banks) and pay to the Agent the excess amount;

      22.1.2 the Agent shall distribute the excess amount among such other Banks as certify that they are outside the scope of Clause
                  22.3 (EXCLUSIONS) PRO RATA to their share of the amount due from the Borrower against delivery by each of them of a subrogation certificate containing a waiver of the benefit of
                  Article 1252 of the French Civil Code, which the Agent shall deliver to the Recovering Bank; and

      22.1.3 the Recovering Bank shall be subrogated to the rights of the other Banks against the Borrower, so that the Borrower shall become liable to pay to the Recovering Bank an amount equal to the excess amount.

22.2  RECOVERIES

      In the event that following its distribution in accordance with Clause
      22.1 (REDISTRIBUTION) any excess amount becomes repayable by the Recovering Bank, then each of the other Banks shall repay to the Recovering Bank an amount equal to the portion of the excess amount which it received and the Recovering Bank's right of subrogation under Clause
      22.1 (REDISTRIBUTION) shall be cancelled.

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22.3  EXCLUSIONS

      In the event that the Recovering Bank receives the excess amount as a result of legal proceedings, the "other Banks" referred to in sub-clause
      22.1.2 of Clause 22.1 (REDISTRIBUTION) shall not include such Banks as have been informed of such proceedings by the Recovering Bank and having had the option to join in such proceedings, have not done so.

23.   COMMITMENT COMMISSION AND FEES

23.1  COMMITMENT COMMISSION

      23.1.1 The Borrower shall pay to each Bank a commitment commission on the amount of such Bank's Available Revolving Commitment from day to day during that part of the Availability Period for the Revolving Facility which commences on the earlier of 15 December 2000 or the day falling thirty (30) days after the date of this Agreement, such commitment commission to be calculated at the rate of 0.11 per cent. per annum.

      23.1.2 The Borrower shall pay to each Bank a commitment commission on the amount of such Bank's Available Term Commitment from day to day during the period from the date of this Agreement until the end of the Availability Period for Term Advances, such commitment commission to be calculated at the rate of 0.125 per cent. per annum.

      23.1.3 Commitment commission under sub-clauses 23.1.1 and 23.1.2 is payable (i) for the first time on 15 March 2001, (ii) thereafter on the last day of each successive period of three months (as from that date), (iii) with respect to the commitment commission pursuant to sub-clause 23.1.1, on the last day of the Availability Period for Revolving Advances and
                  (iv) with respect to the commitment commission pursuant to sub-clause 23.1.2 on the last day of the Availability Period for Term Advances.

      23.1.4 The Agent shall, at least five Business Days prior to the date on which an amount of commitment commission is payable, notify the Borrower of the amount then payable and the date on which payment is to be made, subject to any adjustments if any further Advances are made. Failure by the Agent to give any such notice shall not affect the Borrower's obligation to make payments of the amount of commitment commission then due.

23.2  UTILISATION FEE

      23.2.1 The Borrower shall, in respect of each day until the date falling 12 months after the Closing Date for the Tender Offer on which the Dollar Amount of the Term Loan is equal or exceeds $ 1,375,000,000, pay to the Banks a utilisation fee at the rate of 0.025 per cent per annum on the Dollar Amount of the Term Loan outstanding on the relevant day.

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

      23.2.2 The Borrower shall pay accrued utilisation fee on the last day of each successive period of three months (as from the date of this Agreement) and, on the date falling 12 months after the Closing Date for the Tender Offer.

      23.2.3 The Agent shall, at least five Business Days prior to the date on which an amount of utilisation fee is payable, notify the Borrower of the amount then payable and specify the date on which payment is to be made. Failure by the Agent to give any such notice shall not affect the Borrower's obligation to make payments of the amount of utilisation fee then due.

23.3  FLAT FEES

      The Borrower shall pay in accordance with the terms of the Fee Letters the fees therein specified.

23.4  AGENCY FEE

      The Borrower shall pay to the Agent for its own account an agency fee specified in the letter dated 14 December 2000 from the Agent to the Borrower at the times and in the amounts therein specified.

24.   COSTS AND EXPENSES

24.1  COSTS AND EXPENSES OF THE AGENT AND ARRANGERS

      The Borrower shall reimburse:

      24.1.1 the Agent and the Arrangers, within seven (7) Business Days after demand by the Agent for all duly itemised reasonable costs and expenses (including the reasonable fees and expenses of legal or other advisors up to the amount specified in the Fee Letters) together with any value added tax thereon, which may be incurred by them in connection with the preparation, negotiation and execution of this Agreement and the satisfaction of the conditions precedent under Clause 2.6;

      24.1.2 the Agent and the Banks, on first demand by the Agent, for all costs and expenses (including the reasonable fees and expenses of legal or other advisors) together with value added taxes payable thereon, incurred by the Agent or any Bank:

                  (a) for the purposes of any amendment of this Agreement or as a result of a waiver by the Banks of any of their rights hereunder, in either case at the request of the Borrower; and

                  (b) in the preservation of any of its rights following a failure by the Borrower to fulfil any of its obligations hereunder, in enquiring into the existence of any Event of Default or Special Early Termination Event and assessing the means of remedying it or in enforcing the obligations of the Borrower.

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

24.2  STAMP AND REGISTRATION TAXES

      The Borrower shall pay all stamp, registration and other similar taxes which are payable in France in respect of this Agreement.

24.3  BANKS' LIABILITY FOR COSTS

      In the event that the Borrower fails to pay to the Arrangers or the Agent any costs and expenses incurred by them and duly justified, in accordance with terms of this Clause 24, the Banks shall indemnify the Arrangers and the Agent PRO RATA to their Proportionate Amounts, provided that the Borrower shall immediately refund to the Banks any payments so made by them.

25.   THE AGENT, THE ARRANGERS AND THE BANKS

25.1  APPOINTMENT OF THE AGENT

      Each of the Arrangers and the Banks hereby appoints the Agent (who accepts) to act as its agent in connection herewith and authorises the Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to the Agent by the terms hereof together with all such rights, powers, authorities and discretions as are reasonably incidental thereto.

25.2  AGENT'S DISCRETIONS

      The Agent may:

      25.2.1 assume, unless it has, in its capacity as agent for the Banks, received notice to the contrary from any other Party, that (a) any representation made or deemed to be made by the Borrower in connection herewith is true, (b) no Event of Default or Potential Event of Default or Special Early Termination Event or Potential Special Early Termination Event has occurred, (c) the Borrower is not in breach of its obligations hereunder and
                  (d) any right, power, authority or discretion vested herein upon an Instructing Group, the Banks or any other person or group of persons has not been exercised;

      25.2.2 assume that the Facility Office of each Bank is that specified under that Bank's signature in this Agreement (or, in the case of a Bank which becomes a party hereto after the date hereof by virtue of a Transfer Agreement, the Facility Office specified in that agreement) until it has received from such Bank a notice designating some other office of such Bank to replace any such Facility Office and act upon any such notice until the same is superseded by a further such notice;

      25.2.3 engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

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

      25.2.4 rely as to any matters of fact which might reasonably be expected to be within the knowledge of the Borrower upon a certificate signed by or on behalf of the Borrower;

      25.2.5 rely upon any communication or document believed by it to be genuine;

      25.2.6 refrain from exercising any right, power or discretion vested in it as agent hereunder unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised; and

      25.2.7 refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with this Agreement until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any tax thereon which it will or may expend or incur in complying with such instructions.

25.3  AGENT'S OBLIGATIONS

      The Agent shall:

      25.3.1 promptly inform each Bank of the contents of any notice or document received by it in its capacity as Agent from the Borrower hereunder;

      25.3.2 promptly notify each Bank of the occurrence of (i) any Event of Default under Clause 18.1.1 and (ii) any other Event of Default or any Potential Event of Default and any Special Early Termination Event or Potential Special Early Termination Event of which the Agent has notice from any other Party;

      25.3.3 save as otherwise provided herein, act as agent hereunder in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on the Arrangers and the Banks provided that such instructions shall not authorise the Agent to act on behalf of a Bank (without first obtaining that Bank's consent) in any legal or arbitration proceedings relating to this Agreement; and

      25.3.4 if so instructed by an Instructing Group, refrain from exercising any right, power or discretion vested in it as agent hereunder.

25.4  EXCLUDED OBLIGATIONS

      Notwithstanding anything to the contrary expressed or implied herein, neither the Agent nor the Arrangers shall:

      25.4.1 be bound to enquire as to (a) whether or not any representation made or deemed to be made by the Borrower in connection herewith is true, (b) the occurrence or otherwise of any Event of Default or Potential Event of Default and any Special Early Termination Event or Potential Special Early Termination Event, (c) the

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

                  performance by the Borrower of its obligations hereunder or
                  (d) any breach by the Borrower of its obligations hereunder;

      25.4.2 be bound to account to any Bank for any sum or the profit element of any sum received by it for its own account;

      25.4.3 be bound to disclose to any other person any information relating to any member of the Group if it receives that information with its consent on a confidential basis or if such disclosure would or might in its opinion constitute a breach of any law or be otherwise actionable at the suit of any person;

      25.4.4 be under any obligations other than those for which express provision is made herein.

25.5  INDEMNIFICATION

      Each Bank shall, in its Proportionate Amount, from time to time on demand by the Agent, indemnify the Agent against any and all costs, claims, losses, expenses (including legal fees) and liabilities together with any tax thereon which the Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as agent hereunder (other than any which have been reimbursed by the Borrower pursuant to Clause 20 (INDEMNITY) or otherwise hereunder).

25.6  EXCLUSION OF LIABILITIES

      Except in the case of gross negligence or wilful default, none of the Agent and the Arrangers accepts any responsibility:

      25.6.1 for the adequacy, accuracy and/or completeness of the Information Memorandum or any other information supplied by the Agent or the Arrangers, by the Borrower or by any other person in connection herewith or in connection with any other agreement or document entered into or made in connection with this Agreement;

      25.6.2 for the legality, validity, effectiveness, adequacy or enforceability of this Agreement or any other agreement or document made in connection with this Agreement; or

      25.6.3 for the exercise of, or the failure to exercise, any judgement, discretion or power given to any of them by or in connection with this Agreement or any other agreement or document entered into or made in connection with this Agreement.

      Accordingly, none of the Agent and the Arrangers shall be under any liability in respect of such matters, save in the case of gross negligence or wilful misconduct.

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25.7  NO ACTIONS

      Each of the Banks agrees that it will not assert or seek to assert against any director, officer or employee of the Agent or any Arranger any claim it might have against any of them in respect of the matters referred to in Clause 25.6 (EXCLUSION OF LIABILITIES).

25.8  BUSINESS WITH THE GROUP

      The Agent and each of the Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

25.9  RESIGNATION

      25.9.1 The Agent may resign its appointment as such at any time without assigning any reason by giving not less than thirty days' prior notice to that effect to each of the other Parties, PROVIDED THAT no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 25.

      25.9.2 After consultation in good faith with the Borrower an Instructing Group may, by notice to the Agent, require it to resign in accordance with Clause 25.9.1 above. In this event, the Agent shall resign in accordance with Clause 25.9.1 above.

25.10 SUCCESSOR AGENT

      If the Agent gives notice of its resignation pursuant to Clause 25.9 (RESIGNATION), then any reputable and experienced bank or other financial institution may be appointed as a successor to the Agent by an Instructing Group (following consultation in good faith with the Borrower) during the period of such notice but, if no such successor is so appointed, the Agent may appoint such a successor itself (following consultation in good faith with the Borrower).

25.11 RIGHTS AND OBLIGATIONS

      If a successor to the Agent is appointed under the provisions of Clause
      25.10 (SUCCESSOR AGENT) and has accepted its appointment as Agent, then
      (a) the retiring Agent shall be discharged from any further obligation hereunder but shall remain entitled to the benefit of the provisions of this Clause 25 and (b) its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party hereto.

25.12 OWN RESPONSIBILITY

      It is understood and agreed by each Bank that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into all risks arising under or in connection with this Agreement including, but not limited to:

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

      25.12.1 the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

      25.12.2 the legality, validity, effectiveness, adequacy and enforceability of this Agreement and any other agreement or document entered into or made in connection with this Agreement;

      25.12.3 whether such Bank has recourse, and the nature and extent of that recourse, against the Borrower or any other person or any of their respective assets under or in connection with this Agreement, the transactions herein contemplated or any other agreement or document entered into or made in connection with this Agreement; and

      25.12.4 the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent or the Arrangers, the Borrower, or by any other person in connection with this Agreement, the transactions contemplated herein or any other agreement or document entered into or made in connection with this Agreement.

25.13 AGENCY DIVISION SEPARATE

      In acting as agent hereunder for the Banks, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments and, notwithstanding the foregoing provisions of this Clause 25, any information received by some other division or department of the Agent may be treated as confidential and shall not be regarded as having been given to the Agent's agency division.

26.   ASSIGNMENTS AND TRANSFERS

26.1  ASSIGNMENTS BY THE BORROWER

      The Borrower shall not be entitled to assign or transfer all or any of its rights or obligations.

26.2  TRANSFERS BY THE BANKS

      26.2.1 A Bank (the "OLD BANK") may transfer any of its rights and obligations under this Agreement VIS-A-VIS the Borrower to another bank or financial institution (the "NEW BANK"), by entering into a Transfer Agreement. Such a transfer:

                  (a) if it does not relate to the full amount of its Commitment and/or its Participation in the Loan, as the case may be, must relate to a Dollar Amount of at least 20,000,000 and an integral multiple of 10,000,000; and

                  (b) requires the prior written consent of the Borrower, which the Borrower hereby gives if the transfer is to another Bank or to any affiliate of a Bank.

      26.2.2 The prior consent of the Borrower mentioned in Clause 26.2.1 shall be requested by the Agent for the account of the Old Bank, and may not be

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

                  unreasonably withheld by the Borrower. The Borrower's consent shall be deemed to have been given unless the Borrower shall have notified the Agent to the contrary within ten Business Days (which for the purposes of this sub-clause 26.2.2 shall mean a day (other than Saturday or Sunday) on which banks generally are open for business in Paris) of the request for such consent. A Bank may, however, not transfer any part of its Commitment in relation to a particular Commitment and/or any part of its Participation in relation to a particular Loan without transferring such part of its Commitment in relation to the other Commitment and/or such part of its Participation in relation to the other Loan in the same proportion.

      26.2.3 Execution of a Transfer Agreement shall operate as from the Transfer Date:

                  (a) to discharge the Old Bank, to the extent provided for in the Transfer Agreement, from future obligations towards the Borrower and the Agent and the other Banks;

                  (b) to transfer to the New Bank to the extent provided for in the Transfer Agreement, the rights and obligations of the Old Bank VIS-A-VIS the Borrower, the Agent and the other Banks.

      26.2.4 The New Bank shall through the Agent, promptly inform the Borrower of the execution of the Transfer Agreement and its effective date.

      26.2.5 Nothing in this Clause 26 shall prevent a Bank from transferring, by some other means than a Transfer Agreement, all or part of its Participation in the Loan to another financial institution, but any such transfer shall be subject to the same conditions as are specified in Clause 26.2.1(a) and (b).

26.3  FACILITY OFFICE

      26.3.1 A Bank may, from time to time, change its Facility Office by notifying the Agent of the address and details of the replacement Facility Office. If as a result of any such change the Bank is no longer an Eligible Bank, it shall only be entitled under Clause 12.1 (WITHHOLDINGS) to an additional payment in respect of interest accruing during a period after which such change becomes effective to the extent that the additional payment is referable to an increase in the applicable withholding tax rate in France after such date;

      26.3.2 The Agent shall notify the Borrower, as soon as possible, of any change in Facility Office notified to it by a Bank.

27.   MISCELLANEOUS

27.1  ASSIGNMENT FEE

      On the date upon which any transfer under Clause 26.2 (TRANSFERS BY BANKS) becomes effective (whether by virtue of a Transfer Agreement or some other means) the transferee shall pay a fee of $ 750 plus any applicable tax to the Agent.

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27.2  COMMUNICATION

      A Bank may disclose to any potential transferee a copy of this Agreement and any information in such Bank's possession concerning the Borrower which has been communicated to such Bank by the Arrangers, the Agent or the Borrower or which is freely available to the public PROVIDED THAT no information which is not freely available to the public may be so disclosed unless, prior to such disclosure, the relevant Bank obtains from the person to whom it wishes to make such disclosure a Confidentiality Undertaking addressed to it.

27.3  NOTICE OF ASSIGNMENT

      No assignment under Article 1689 of the French Civil Code shall be binding on the Borrower and third parties until due notice of such transfer has been duly given to the Borrower by way of SIGNIFICATION under Article 1690 of the French Civil Code.

28.   CALCULATIONS AND EVIDENCE OF DEBT

28.1  BASIS OF ACCRUAL

      Interest, default interest and utilisation fees and commitment commission shall be calculated in accordance with current market practice from time to time that it is to say, currently, on the basis of a year of 360 days or 365 days (in the case of any amounts denominated in Sterling) and the actual number of days elapsed.

28.2  ACCOUNTS

      Each Bank, in respect of its own Participation, and the Agent, in respect of the Loan, shall maintain, in accordance with usual banking practice, accounts in which such Finance Party shall record the amounts of principal, interest or other amounts owed by the Borrower as well as all amounts paid hereunder.

28.3  EVIDENCE

      The records referred to in Clause 28.2 (ACCOUNTS) shall be conclusive evidence, in the absence of error, of the existence of and amounts of sums due by the Borrower.

29.   RECOURSE

      Neither the Borrower nor any Bank shall be deemed to have waived all or any part of its rights under this Agreement as the result of any delay in exercising, failure to exercise or partial exercise of such right.

30.   SEVERABILITY

      The invalidity of any of the provisions hereof shall not result in the invalidity of any other provision.

31.   NOTICES

31.1  LANGUAGE

      Any notice or document given or delivered by one Party to another under this Agreement shall be in the English language.

31.2  DELIVERY

      31.2.1 Any notice to be delivered pursuant to this Agreement shall be sent in writing and delivered by hand (with a receipt of delivery to be obtained), or by registered post (with a receipt of delivery to be obtained), to the address of the addressee Party as set out in Clause 31.3 (ADDRESSES).

      31.2.2 Notwithstanding the provisions of sub-clause 31.2.1 above, any notice between the Borrower and the Agent under Clause 3.1 (DRAWDOWN CONDITIONS FOR TERM ADVANCES), Clause 6.1 (DRAWDOWN CONDITIONS FOR REVOLVING ADVANCES), Clause 9.3 (MARKET Disruption) and Clause 10 (PAYMENT OF INTEREST) of this Agreement must be sent by fax to the fax number and the address of the recipient, set out in Clause 31.3 (ADDRESSES) and any notice between the Agent and the Banks must be given by fax, telex or electronic mail to the number or electronic mail address (as relevant) given in Clause 31.3 (ADDRESSES).

      31.2.3 Any communication to be made to the Borrower shall be deemed delivered, as the case may be:

                  (a) on the date shown on the delivery receipt in the case of delivery by registered post;

                  (b) on the date of sending (and receiving a positive transmission report) if sent by fax (except that if the transmission report is dated as of a day which is not a Business Day the communication will be treated as delivered on the next following Business Day);

                  (c) on the date of sending (and receiving a positive delivery report) if sent by electronic mail (except that if the delivery report is dated as of a day which is not a Business Day the communication will be treated as delivered on the next following Business Day);

                  (d) on the date marked on the receipt, in the case of delivery by hand.

31.3  ADDRESSES

      The address, fax number, telex number and electronic mail address of each Party are as specified on the signature pages hereto, or in the case of a Bank becoming a Bank by virtue of a Transfer Agreement, those specified in the relevant agreement.

32.   AMENDMENTS

32.1  GENERAL PRINCIPLES

      32.1.1 The Agent may, subject to having received the prior written consent of an Instructing Group:

                  (a) notify the Borrower that the Banks have agreed to waive for a certain period or permanently any provision of this Agreement inserted for their sole benefit; or

                  (b)   agree with the Borrower an amendment to this Agreement.

      32.1.2      Any such waiver or amendment shall be binding on all Parties.

32.2  EXCEPTIONS

      32.2.1 The unanimous consent of the Banks is required for any amendment to or waiver relating to:

                  (a)   the definition of Instructing Group and Optional
                        Currency;

                  (b) an increase in the amount of the Loan or any Bank's Commitment or any decrease in an amount payable to any Finance Party;

                  (c) the rate of interest, fees or the amount of any other sums due under this Agreement;

                  (d) the duration of Interest Periods selected by the Borrower;

                  (e)   the currency of account or payment under this Agreement;

                  (f) any postponement of either the due date for the payment of any sum due from the Borrower or the Revolving Loan Termination Date or the Term Loan Termination Date;

                  (g) the provisions of Clause 2.3 (OBLIGATIONS OF THE BANK SEVERAL), Clause 2.4 (RIGHTS OF THE BANK SEVERAL) Clause
                        2.6 (CONDITIONS PRECEDENT FOR ADVANCES), Clause 22 (SHARING), Clause 26.1 (ASSIGNMENTS BY THE BORROWER) or of this Clause 32; and

                  (h) any provision which requires the consent of all the Banks.

      32.2.2 The Agent shall not be obliged to agree with the Borrower an amendment which:

                  (a) would result in any modification to the provisions of Clause 24.1 (COSTS AND EXPENSES), Clause 25 (THE AGENT, ARRANGERS AND BANKS) or this paragraph (a) of Clause 32.2.2; or

                  (b) would result in any modification of the rights of the Agent or impose any additional obligation on the Agent.

      32.2.3 No Bank shall be bound by any amendment to which it has not agreed if such amendment would result in an increase of such Bank's Commitment or a reduction in its entitlement to any amounts due from the Borrower, or if it relates to a matter as to which this Agreement requires its individual agreement.

33.   TAUX EFFECTIF GLOBAL

      For the purposes of the application of Articles L313-1 ET SEQ, R313-1 and R313-2 of the French CODE DE LA CONSOMMATION, the Parties accept and agree that by virtue of certain characteristics of the Loan (and in particular the variable interest rate applicable to the Advances), the TAUX EFFECTIF GLOBAL cannot be calculated at the date of signature of this Agreement.

      The Agent has nonetheless delivered to the Borrower on the date of signature of this Agreement, a letter containing an indicative calculation of the TAUX EFFECTIF GLOBAL by reference to numbered examples based on the hypotheses specified in such letter.

34.   SCHEDULES

      The Schedules to this Agreement form an integral part hereof.

35.   APPLICABLE LAW

      This Agreement is governed by French law.

36.   JURISDICTION

      The Parties accept the jurisdiction of the TRIBUNAL DE COMMERCE DE Paris in relation to any dispute relating to the validity, interpretation or performance of this Agreement.

                                   SCHEDULE 4

                              CONDITIONS PRECEDENT

1.    A K-BIS extract for the Borrower, not more than one month old.

2. A copy of the Borrower's constitutive documents (STATUTS), certified as being a true and up-to-date copy, as at the date of signature of this Agreement, by a duly Authorised Signatory.

3. A legal opinion from Clifford Chance, Paris, French law legal counsel to the Banks reasonably satisfactory to the Banks.

4.    A legal opinion from the Legal Department of the Borrower.

5. Opinion from outside US counsel to the Borrower as to compliance with New York State and US federal laws in relation to financing of the Tender Offer and the Merger, and in particular compliance with the provisions of the Investment Company Act, Regulation U and the Investment Advisors Act.

6. A resolution of the Borrower's management board (DIRECTOIRE) approving this Agreement.

7. Specimen signatures and powers of attorney for those people having authority to sign this Agreement, any Notice of Drawdown or any other communication sent on behalf of the Borrower for the purposes of this Agreement.

8. All authorisations which are either necessary or advisable in the Agent's reasonable opinion (acting on the basis of legal advice) with respect to the execution by the Borrower of this Agreement and any related documents and the performance of its obligations hereunder or implementation of the Tender Offer or the Merger.

9. A copy, certified a true copy by the Finance Director of the Borrower, of its Original Financial Statements and a Compliance Certificate in relation thereto.

10. A Certificate dated as at the date of this Agreement from the Finance Director of the Borrower confirming that there is no Financial Indebtedness secured by existing Security.

SIGNED THE 14TH DAY OF DECEMBER 2000 IN 6 ORIGINALS


THE BORROWER

AXA

By:


Address:
            75008 Paris
            France

Fax:        33 1 40 75 58 28 and 33 1 40 75 59 71
E-mail:
Contact:    Head of Corporate Finance and Treasury Department/Head of Legal
            Department


THE ARRANGERS

BANK OF AMERICA INTERNATIONAL LIMITED

By:


Address:    Bank of America House
            1 Alie Street
            London E18DE
            United Kingdom

Fax:        +44 207 809 5294
E-mail:
Contact:    Charles Bingham/Jeffrey Heimann

CHASE MANHATTAN PLC

By:


Address:    125 London Wall
            London EC2Y 5AJ
            United Kingdom

Fax:        +44 207 777 5311/5305
E-mail:
Contact:    International Loan Services Group
            Trinity Tower 9th Floor
            9 Thomas Moore Street
            London E19YT
            United Kingdom


SG INVESTMENT BANKING

By:


Address:    Tour SG
            17, Cours Valmy
            92572 Paris La Defense Cedex
            France

Fax:        +33 1 42 14 98 86
E-mail:
Contact:    Mathilde Claudon


UBS WARBURG LTD.

By:


Address:    2 Finsbury Avenue
            London EC2M 2PP
            United Kingdom

Fax:        +44 207 568 5664
E-mail:
Contact:    Ian Price
            Banking Products Services

THE AGENT

SOCIETE GENERALE

By:


Address:    Tour SG
            17, Cours Valmy
            92572 Paris La Defense Cedex

Fax:        +33 1 42 14 98 86
E-mail:
Contact:    Mathilde Claudon


THE BANKS

BANK OF AMERICA INTERNATIONAL (NETHERLANDS) B.V.

By:


Address:    Herengracht 469
            1017 BS Amsterdam
            P.O. Box 75215
            1070 AE Amsterdam
            The Netherlands

Fax:        +31 20 5757  193
E-mail:
Contact:    Allan Kerr


THE CHASE MANHATTAN BANK

By:


Address:    125 London Wall
            London EC2Y 5AJ
            United Kingdom

Fax:        +44 207 777 5311/5305
E-mail:
Contact:    International Loan Services Group
            Trinity Tower, 9th Floor
            9 Thomas Moore Street
            London E1 9YT
            United Kingdom

SOCIETE GENERALE

By:


Address:    Tour SG
            17, Cours Valmy
            92572 Paris La Defense Cedex

Fax:        +33 1 42 14 98 86
E-mail:
Contact:    Mathilde Claudon


UBS AG

By:


Address:    2 Finsbury Avenue
            London EC2M 2PP
            United Kingdom

Fax:        +44 207 568 5664
E-mail:
Contact:    Ian Price
            Banking Products Services


ABN AMRO BANK N.V.

By:


Address:    P.O. Box 283
            1000 EA Amsterdam
            The Netherlands

Fax:        +31 20 628 1286
E-mail:
Contact:    Ruud Farenhorst

BANCA COMMERCIALE ITALIANA FRANCE S.A.

By:


Address:    2, rue Mayerbeer
            75009 Paris

Fax:        +33 1 42 46 72 93
E-mail:
Contact:    Didier Alleaume


BANCA DI ROMA S.P.A.

By:


Address:    21 avenue Georges V
            75008 Paris

Fax:        +33 1 49 52 69 69
E-mail:
Contact:    Jose Marc Vincentelli


BBVA IRELAND PLC

By:


Address:    IFSC 1 North Wall QUAY
            Dublin 1
            Ireland

Fax:        +353 670 28 48
E-mail:
Contact:    Angel Boix


THE BANK OF TOKYO-MITSUBISHI, LTD.

By:


Address:    4-8, rue Sainte Anne
            75001 Paris

Fax:        +33 1 49 26 49 01
E-mail:
Contact:    Laetitia de Belsunce

BNP PARIBAS

By:


Address:    Agence Centrale
            Rue d'Antin
            75002 Paris

Fax:        +33 1 44 83 54 47
E-mail:
Contact:    Christophe Pirault/Michelle Angelini


BARCLAYS BANK PLC

By:


Address:    Global Services Unit
            5th North Colonnade
            Canary Wharf
            London E14 4BB
            United Kingdom

Fax:        +44 207 773 68 11
E-mail:
Contact:    Ian Stewart


CITIBANK INTERNATIONAL PLC, PARIS BRANCH

By:


Address:    19, Le Parvis
            92073 Paris La Defense


Fax:        +33 1 49 06 11 55
E-mail:
Contact:    Brigitte Howard

CREDIT AGRICOLE INDOSUEZ

By:


Address:    9 Quai du President Paul Doumer
            92920 Paris La Defense

Fax:        +33 1 41 89 08 71
E-mail:
Contact:    Marie Christine Rapin


CREDIT COMMERCIAL DE FRANCE

By:


Address:    103 avenue des Champs-Elysees
            75008 Paris

Fax:        +33 1 40 70 78 84
E-mail:     aleleux@ccf.fr
Contact:    Arnaud Leleux


CREDIT SUISSE FIRST BOSTON

By:


Address:    21 boulevard de la Madeleine
            75038 Paris Cedex 01

Fax:        +33 1 40 76 57 26
E-mail:
Contact:    Jean-Francois Cressot


DEUTSCHE BANK LUXEMBOURG SA

By:


Address:    2, Boulevard Konrad Adenauer
            L-1115 Luxembourg

Fax:        +352 42122 287
E-mail:     credit.dblux@db.com
Contact:    Loan Department/French Desk

THE FUJI BANK LIMITED

By:


Address:    26 avenue des Champs-Elysees
            75008 Paris

Fax:        +33 1 43 59 89 75
E-mail:     business@fujibank.fr
Contact:    Mr Nakayam/Ms Pechon


LANDESBANK BADEN WURTTEMBERG, LONDON BRANCH

By:


Address:    Bucklersbury House
            83 Cannon Street
            London EC4N 8TJ
            United Kingdom

Fax:        +44 207 634 18 92
E-mail:     diane.howie@lbbwuk.com
Contact:    Diane Howie


LEHMAN COMMERCIAL PAPER INC.

By:


Address:    3 World Financial Center
            New York, NY 10295 U.S.A.

Fax:        +212 526 02 42
E-mail:
Contact:    Michele Swanson

NATIONAL AUSTRALIA BANK LIMITED (A.C.N. 004 044 937)

By:


Address:    C&IFS Support Group
            88 Wood Street
            London EC2V 7QQ
            United Kingdom

Fax:        +44 207 710 02 97
E-mail:     chris.gottardo@nab.co.uk
Contact:    Chris Gottardo


RABOBANK INTERNATIONAL, LONDON BRANCH

By:


Address:    Thames Court
            One Queenhithe
            London EC4V 3RL
            United Kingdom

Fax:        +44 207 809 35 52
E-mail:
Contact:    Chris Freeman


THE ROYAL BANK OF SCOTLAND PLC

By:


Address:    Corporate & Institutional Banking
            125 Bishopsgate
            London EC2M 3UR
            United Kingdom

Fax:        +44 207 375 86 32
E-mail:
Contact:    Alan Chidgey

SANPAOLO IMI S.P.A, LONDON BRANCH

By:


Address:    Wren House
            15 Carter Lane
            London EC4V 5SP
            United Kingdom

Fax:        +44 207 236 26 98
E-mail:
Contact:    Andrew Hurst
            Syndication Officer


STANDARD CHARTERED BANK

By:


Address:    1 Aldemanbury Square
            London EC2V 7SB
            United Kingdom

Fax:        +44 207 280 73 73
E-mail:
Contact:    Laurence Sherlock


THE SUMITOMO BANK, LIMITED

By:


Address:    20, rue de la Ville-l'Eveque
            75008 Paris

Fax:        +33 1 44 71 40 50
E-mail:
Contact:    Francois de la Loge

THE SANWA BANK LIMITED

By:


Address:    PO Box 36 City Place House
            55 Basinghall Street
            London EC2V 5DL
            United Kingdom

Fax:        +44 207 330 50 29
E-mail:
Contact:    Stephen Lewis


WESTDEUTSCHE LANDESBANK, PARIS BRANCH

By:


Address:    6, rue Lamennais
            75382 Paris Cedex 08

Fax:        +33 1 45 61 13 27
E-mail:     j-vincent_finiel@westlb.fr
Contact:    Jean-Vincent Finiel


WESTPAC BANKING CORPORATION

By:


Address:    63 St Mary Axe
            London EC3A 8LE
            United Kingdom

Fax:        +44 207 621 70 82
E-mail:
Contact:    Fabrice Schwartz

CDC FINANCE - CDC IXIS

By:


Address:    56, rue de Lille
            75007 Paris

Fax:        +33 1 40 49 91 62
E-mail:
Contact:


LLOYDS TSB BANK PLC

By:


Address:    Bank House
            Wine Street
            Bristol BS1 2AN
            United Kingdom

Fax:        +44 117 923 33 67
E-mail:
Contact:    Martin Clancy


ARTESIA IRELAND

By:


Address:    International House
            3 Harbourmaster Place IFSC
            Dublin 1
            Ireland

Fax:        +353 1 829 15 77
E-mail:
Contact:    Patrick Soetens

BANCA NAZIONALE DEL LAVORO S.P.A., PARIS BRANCH

By:


Address:    26, avenue des Champs-Elysees
            75008 Paris

Fax:        +33 1 42 25 66 08
E-mail:
Contact:    Alain Guerault


BANCO SANTANDER CENTRAL HISPANO S.A., PARIS BRANCH

By:


Address:    65, avenue d'Iena
            75016 Paris

Fax:        +33 1 44 17 65 91
E-mail:
Contact:    Javier Oleaga/Frederic Bolta


BANK ONE, N.A.

By:


Address:    1 Triton Square
            London NW1 3FN
            United Kingdom

Fax:        +44 207 903 46 08
E-mail:
Contact:    Lionel Trigalou


COMMERZBANK AKTIENGESELLSCHAFT, SUCCURSALE DE PARIS

By:


Address:    3 Place de l'Opera
            75002 Paris

Fax:        +33 1 44 94 18 15
E-mail:
Contact:    Florence Schmidl

COMMONWEALTH BANK OF AUSTRALIA

By:


Address:    Senator House
            85 Queen Victoria Street
            London EC4V 4HA
            United Kingdom

Fax:        +44 207 329 66 11
E-mail:     walkerng@cba.com.au
Contact:    Nick Walker


CAISSE REGIONALE DE CREDIT AGRICOLE MUTUEL DE PARIS
ET D'ILE DE FRANCE

By:


Address:    26 Quai de la Rapee
            75596 Paris Cedex 12


Fax:        +33 1 44 73 15 85
E-mail:
Contact:    Pierre Portal
            Secteur Investisseurs institutionnels

FORTIS INTERNATIONAL FINANCE (DUBLIN)

By:


Address:    5th floor, Plaza 2
            Custom House Plaza
            IFSC Dublin 1
            Ireland

Fax:        +353 1 670 08 54
E-mail:
Contact:    Yvan Fonck

GOLDMAN SACHS INTERNATIONAL BANK

By:


Address:    Peterborough Court
            133 Fleet Street
            London EC4A 2BB
            United Kingdom

Fax:        +44 207 552 12 21
E-mail:
Contact:    Eugene Leouzon


LANDESBANK RHEINLAND-PFALZ GIROZENTRALE

By:


Address:    Grosse Bleiche 54-56
            Dept. 5-121
            55098 Mainz
            Germany

Fax:        +49 6131 13 31 70
E-mail:
Contact:    Brigitta Pabsch/Sabine Bierbaum


NORDDEUTSCHE LANDESBANK LUXEMBOURG SA

By:


Address:    26 Route d'Arlon
            L-1140 Luxembourg

Fax:        +352 45 22 11 251
E-mail:     ute.permesang@nordlb.lu
Contact:    Ute Permesang

LANDESBANK SACHSEN GIROZENTRALE

By:


Address:    Humboldtstra(beta)E 25
            D 04105 Leipzig
            Germany

Fax:        +49 341 979 33 09
E-mail:
Contact:    Susanne Engelhardt